UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August, 2019

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Explanatory Note

All figures presented throughout this document are expressed in Argentine pesos (AR$) and all financial information has been prepared in accordance with the valuation and disclosure criteria set forth by the Argentine Central Bank, which differ in certain material aspects from IFRS as issued by the IASB.

For the Grupo Supervielle 20-F filed with the SEC on May 10, 2019 financial statements should be prepared in accordance with IFRS, as issued by the IASB, or in accordance with US GAAP or provide a reconciliation with US GAAP. As the Argentine Central Bank is in a convergence plan towards the application of IFRS for entities under its supervision, Grupo Supervielle S.A. prepared its financial statements included in its SEC annual report in accordance with IFRS, as issued by the IASB.

The abovementioned convergence plan, effective for fiscal years beginning on or after January 1, 2018, has two exceptions to the application of IFRS: (i) item 5.5 (Impairment) of IFRS 9 “Financial Instruments”, and (ii) IAS 29 “Financial Reporting in Hyperinflationary Economies”, both of which were waived until January 1, 2020, at which time entities will be required to apply the provisions of IFRS in full.

GRUPO SUPERVIELLE S.A.

Item

1.	Grupo Supervielle S.A. Reports 2Q19 Consolidated Results.

Grupo Supervielle S.A. Reports 2Q19 Consolidated Results

2Q19 Net Income of AR$1,902 million up 602% YoY and 223% QoQ, Pre-tax Net Income up 243% YoY and 109% QoQ

Buenos Aires, August 12, 2019 - Grupo Supervielle S.A. (NYSE: SUPV; BYMA: SUPV), (“Supervielle” or the “Company”) a universal financial services group headquartered in Argentina with a nationwide presence, today reported results for the three- and six-month periods ended June 30, 2019. All figures presented throughout this document are expressed in nominal Argentine pesos (AR$) and all financial information has been prepared in accordance with IFRS in compliance with the adoption ruled by the Argentine Central Bank.

Second Quarter 2019 Highlights

•                  Revenues up 14.6% QoQ, driven by increases of 19.8% in Net Financial Income and 1.9% in Net Service Fee Income. YoY total revenues rose 72.4% supported by growth of 81.5% in Net Financial Income and 26.8% in fee income.

•                  Net Financial Income of AR$6.6 billion up 81.5% YoY and 19.8% QoQ reflecting increases in average asset and deposit volumes and higher interest market rates. Interest on loans benefitted from additional repricing in personal loans.

•                  Net Interest Margin (NIM) of 22.1% up 470 bps YoY and 300 bps QoQ. YoY growth reflects higher volumes invested in high-yield Central Bank 7-days Leliqs while QoQ increase was driven by higher Leliqs yields and a lower proportion of non-remunerated minimum reserve requirements. Sequential growth was also supported by the 60 bps increase in AR$ Loan portfolio NIM in the quarter to 23.8% driven by continuing repricing in loans to individuals.

•                  Loan Loss Provisions decreased 36.0% QoQ and Cost of Risk declined 390 bps to 6.0% in 2Q19 while increasing NPL Coverage to 107.7%. 1Q19 LLPs and Cost of Risk were penalized by a delinquent commercial loan that was fully anticipated in FY19 guidance.

•                  Efficiency ratio was 62.4% in 2Q19 improving 390 bps YoY, but increasing 340 bps QoQ. Excluding non-recurring severance charges mainly at the Bank of AR$ 273 million in 2Q19, the efficiency ratio would have been 58.7% which compares with a 57.6% 1Q19 efficiency ratio, also adjusted by non-recurring severance costs.

•                  Profit before income tax was AR$ 1.6 billion increasing 243.4%, or AR$ 1.1 billion YoY and 109.2%, or AR$817.4 million QoQ. Attributable Net income of AR$1,901.5 million, increasing 602.4% YoY, or AR$1,630.8 million, and 222.8% QoQ, or AR$1,312.4 million. 2Q19 results include AR$664,2 million of inflation adjustment in the income tax provision.

•                  ROAE improved to 42.2% in 2Q19, from 7.2% in 2Q18 and 13.6% in 1Q19. ROAA increased to 4.7% in 2Q19, from 1.0% in 2Q18 and 1.5% in 1Q19. If inflation adjustment in the income tax provision would have been accounted for as of March 31, 2019, the impact would have been AR$331 million and AR$333 million in 2Q19 and 1Q19, respectively. Accordingly, attributable net income would have been AR$1.6 billion and AR$923 million in 2Q19 and 1Q19, respectively, and ROAE would have been 34.6% and 21.1% in 2Q19 and 1Q19, respectively.

•                  2Q19 ROAE, excluding Consumer finance lending losses, was 57.4%. This compares to Grupo Supervielle consolidated ROAE of 42.2%. Consumer finance lending business remained impacted by high market interest rates in its wholesale funding structure, while asset quality continued to show improvement after the tightening of underwriting policies and reducing exposure.  If inflation adjustment in the income tax provision would have been accounted for as of March 31, 2019, 2Q19 ROAE, excluding Consumer finance lending losses, would have been 48.5%.

•                  Loans to deposits ratio of 72.9% in 2Q19 compared to 100.2% in 2Q18, and 74.6% in 1Q19, reflecting higher deposit base and weak loan demand. Loan to assets of 49.4% in 2Q19 compared to 49.9% in 1Q19 and 62.8% in 2Q18.

•                  Deposits increased 48.8% YoY and 2.7% QoQ to AR$112.6 billion. AR$ deposits rose 42.1% YoY and 3.2% QoQ, while foreign currency deposits (measured in US$) increased 12.3% YoY and 3.9% QoQ.

•                  Loans up 8.3% YoY and flat (+0.4%) QoQ at AR$82.1 billion. AR$ Loan portfolio rose 7.5% YoY and 3.6% QoQ. FX loans, measured in US$, declined 24.8% YoY and 5.7% QoQ.  Measured in local currency FX loans increased 10.6% YoY and decreased 7.7% QoQ.

•                  Total assets up 37.5% YoY and 1.4% QoQ, to AR$ 166.1 billion outpacing loan growth, mainly due to larger holdings of Central Bank securities, which accounted for 23.6% of total assets at quarter-end, while average balance of these securities represented 22.9% of average interest-earnings assets. YoY comps also reflect higher cash regulatory minimum reserve requirements.

•                  NPL ratio increased by 140 bps YoY and decreased 20 bps QoQ to 5.1% in 2Q19. QoQ performance reflects a stable Corporate Segment NPL, and a decrease in the Consumer Finance NPL formation (showing a lower incidence over total portfolio). Both Retail and Consumer Finance loans posted a higher NPL ratio mainly due to low loan portfolio origination. Consumer Finance NPL portfolio decreased 7.4% QoQ, or AR$ 130.4 million, but the segment loan portfolio declined 10.3%, or AR$734 million sequentially.

•                  Common Equity Tier 1 Ratio (Consolidated Proforma) of 11.9% in 2Q19 compared to 12.1% as of March 31, 2019. During 2Q19 the Central Bank clarified an interpretation regarding deductions on Tier1 Capital related to deferred tax assets. Until 1Q19 we deducted deferred tax assets net of deferred tax liabilities, as they are shown in our balance sheet according to IFRS, and following the Basel framework. Starting 2Q19 we deduct deferred tax assets without offsetting deferred tax liabilities. This means the deduction to our Tier 1 capital in accordance to the Central Bank interpretation is higher than the deferred tax asset shown in our balance sheet. Had this criteria been adopted in 1Q19, Common Equity Tier 1 Ratio (Consolidated Proforma) as of March 31, 2019 would have been 11.8%.

Commenting on second quarter 2019 results, Jorge Ramirez, Grupo Supervielle’s CEO, noted: “We reported solid results in the quarter with pre-tax income doubling sequentially. Overall, our franchise demonstrated once again its resiliency and flexibility to adapt to a more volatile environment coupled with low credit demand. While our consumer finance operation continues to face higher cost of funding, this business posted the second consecutive quarter of improvement in NPL formation contributing to a 390 basis point sequential decline in its cost of risk.

This good sequential pre-tax income performance was achieved despite AR$273 million in non-recurring severance charges in 2Q19 in connection with the recent management streamlining at our Bank subsidiary. Moreover, this quarter we also increased the coverage ratio by 770 basis points sequentially to 107.7%, as we remain cautious given the persistently high interest rates and weak activity levels observed across several economic sectors.

Our strategy to deepen our customer centric culture remains at the center of our execution plan. We are doing this by developing an agile digital strategy aimed at improving the customer experience and increasing efficiency of the organization. The June 2019 acquisition of Deautos.com, one of the leading online platforms for consumers to buy new and pre-owned cars, enabled us to take another step towards completing the construction of an ecosystem centered around automobiles which also further strengthens our position as a key player in this market while advancing on our digitalization strategy. Moreover, the reorganization of our Bank subsidiary early in the quarter propelled us ahead towards our goal of operating as a more efficient organization.

Our first half performance would have net income tracking ahead of the annual net income guidance provided earlier in the year. However, the current macro risks together with the presidential elections have added a higher level of uncertainty. As such, we are temporarily placing our guidance under revision since we remain cautious about the second half of the year. While high monetary policy rates could support high margins, we continue to closely monitor asset quality given high market interest rates and weak activity levels across several sectors. We expect to update the investment community on our guidance when volatility recedes.

In sum, business conditions remain challenging, but we have a long track record of operating under such scenarios,” concluded Mr. Ramirez.

Financial Highlights & Key Ratios

(In millions of Argentine Ps.)							% Change
INCOME STATEMENT	2Q19	1Q19		4Q18	3Q18	2Q18	QoQ	YoY	1H19	1H18	% Chg.
Net Interest Income	1,370.7	1,218.3		2,023.2	2,722.9	2,898.2	12.5%	-52.7%	2,589.0	5,716.3	-54.7%
NIFFI & Exchange Rate Differences	5,189.6	4,259.4		3,235.0	1,663.4	716.8	21.8%	624.0%	9,449.0	1,522.2	520.7%
Net Financial Income	6,560.3	5,477.7		5,258.1	4,386.2	3,615.0	19.8%	81.5%	12,038.0	7,238.6	66.3%
Net Service Fee Income (excluding income from insurance activities)	1,241.7	1,227.8		1,065.1	1,026.9	1,004.9	1.1%	23.6%	2,469.5	1,889.6	30.7%
Income from Insurance activities	217.2	204.0		180.4	183.1	145.3	6.5%	49.5%	421.1	294.0	43.2%
Loan Loss Provisions	-1,210.8	-1,893.0		-1,382.8	-1,122.5	-989.2	-36.0%	22.4%	(3,103.8)	(1,715.4)	80.9%
Personnel & Administrative Expenses	-4,395.8	-3,597.7		-3,591.2	-3,045.2	-2,760.9	22.2%	59.2%	(7,993.5)	(5,207.3)	53.5%
Profit before income tax	1,566.1	748.7		903.8	1,027.6	456.0	109.2%	243.4%	2,314.8	1,476.5	56.8%
Attributable Net income	1,901.5	589.1		706.8	867.4	270.7	222.8%	602.4%	2,490.7	993.3	150.7%
Attributable Comprehensive income	1,909.3	615.4		935.3	874.5	475.3	210.2%	301.7%	2,524.6	1,220.1	106.9%
Earnings per Share (AR$)	4.16	1.29		1.55	2.01	0.59	222.8%	602.4%
Earnings per ADRs (AR$)	20.82	6.45		7.75	10.03	2.96	222.8%	602.4%
Average Outstanding Shares (in millions)	456.7	456.7		456.7	456.7	456.7

BALANCE SHEET	jun 19	mar 19		dec 18	sep 18	jun 18	QoQ	YoY
Total Assets	166,144.7	163,849.3		141,115.5	146,122.7	120,789.0	1.4%	37.5%
Average Assets(1)	162,952.7	156,054.4		143,525.2	128,633.2	104,287.2	4.4%	56.3%
Total Loans & Leasing	82,117.7	81,827.1		80,171.5	83,378.1	75,830.0	0.4%	8.3%
Total Deposits	112,638.3	109,676.8		94,906.0	97,185.5	75,672.7	2.7%	48.8%
Attributable Shareholders’ Equity	19,377.6	17,771.0		17,155.6	16,220.0	15,345.4	9.0%	26.3%
Average Attributable Shareholders’ Equity(1)	18,015.9	17,361.2		16,547.0	15,638.9	15,044.8	3.8%	19.7%

KEY INDICATORS	2Q19	1Q19		4Q18	3Q18	2Q18			1H19	1H18
Profitability & Efficiency
ROAE	42.2%	13.6%		17.1%	22.2%	7.2%			28.2%	13.3%
ROAA	4.7%	1.5%		2.0%	2.7%	1.0%			3.1%	2.0%
Net Interest Margin (NIM)	22.1%	19.1%		20.3%	18.2%	17.3%			20.6%	18.4%
Net Fee Income Ratio	18.2%	20.7%		19.2%	21.4%	24.3%			19.4%	23.3%
Cost / Assets	11.3%	9.7%		10.3%	9.7%	10.9%			10.5%	10.8%
Efficiency Ratio	62.4%	59.0%		61.9%	59.3%	66.3%			60.8%	62.6%
Liquidity & Capital
Loans to Total Deposits(3)	72.9%	74.6%		84.5%	85.8%	100.2%
Liquidity Coverage Ratio (LCR)(4)	164.5%	143.9%		173.4%	132.1%	139.0%
Total Equity / Total Assets	11.7%	10.8%		12.2%	11.1%	12.7%
Capital / Risk weighted assets (Proforma Consolidated) (5)	12.9%	13.2%		14.0%	13.8%	14.5%
Tier1 Capital / Risk weighted assets (Proforma Consolidated ) (6)	11.9%	12.1	%(7)	12.9%	12.5%	13.1%
Risk Weighted Assets / Total Assets	68.5%	67.9%		73.0%	70.5%	78.8%
Asset Quality
NPL Ratio	5.1%	5.3%		4.1%	3.7%	3.6%
Allowances as a % of Total Loans	5.5%	5.3%		4.1%	3.5%	3.3%
Coverage Ratio	107.7%	100.0%		100.0%	94.0%	89.9%
Cost of Risk(8)	6.0%	9.9%		7.0%	5.9%	5.6%			7.9%	5.1%
MACROECONOMIC RATIOS
Retail Price Index (%)(9)	9.2%	11.8%		11.5%	14.1%	8.8%
Avg. Retail Price Index (%)	55.6%	51.2%		46.9%	35.1%	27.2%
UVA (var)	12.0%	9.4%		16.2%	10.0%	7.5%
Pesos/US$ Exchange Rate	42.45	43.35		37.81	40.90	28.86
Badlar Interest Rate (eop)	47.5%	45.7%		49.5%	43.3%	32.7%
Badlar Interest Rate (avg)	50.9%	41.8%		50.2%	37.1%	27.3%
Monetary Policy Rate (eop)	62.7%	68.2%		65.4%	48.0%	35.7%
Monetary Policy Rate (avg)	66.8%	55.8%		59.3%	65.0%	40.0%
OPERATING DATA
Active Customers (in millions)	1.8	1.8		1.8	1.9	1.9
Access Points(10)	325	325		325	351	351
Employees(11)	5,196	5,264		5,307	5,281	5,451	-1.3%	-4.7%

(1)                       Average Assets and average Shareholder´s Equity calculated on a daily basis

(2)                       Total Portfolio: Loans and Leasing before Allowances. According to IFRS, this line item includes Securitized Loan Portfolio and loans transferred with recourse.

(3)                       Loans/Total Deposits ratio was restated in previous quarters due to the inclusion in the balance sheet of the securitized and transferred loans.

(4)                       This ratio includes the liquidity held at the holding company level.

(5)                       Regulatory capital divided by risk weighted assets taking into account operational and market risk. The regulatory capital ratio applies only to the Bank and CCF on a consolidated basis and does not include the liquidity held at the holding company level- The Proforma consolidated capital ratio, includes the liquidity retained at Grupo Supervielle level after the equity offering, which is available for growth. As of June 30, 2019, the liquidity amounted to AR$ 442 milion.

(6)                       Tier 1 capital divided by risk weighted assets taking into account operational and market risk. The regulatory Tier 1 capital ratio applies only to the Bank and CCF on a consolidated basis and does not include the liquidity held at the holding company level. The. Proforma Consolidated Tier 1 capital ratio includes AR$442 million retained at the holding company which are available for growth.

(7)                       During 2Q19 the Central Bank clarified an interpretation regarding deductions on Tier1 Capital related to deferred tax assets, requesting not to offset deferred tax assets and liabilities even when offsetting is required by IFRS (IAS 12) and Basel framework, hence increasing the deductions on Tier 1 Capital. If the Central Bank criteria would have been adopted in 1Q19, Common Equity Tier 1 Ratio (Consolidated Proforma) would have been 11.8%.

(8)                       Excluding a voluntary AR$462 million LLP in 1Q19, in excess of the 25% regulatory provisioning related to a delinquent commercial loan, Cost of risk would have been 7.5%. Cost of Risk in 4Q18, excluding the AR$ 231 million additional voluntary loan loss provisions made to increase coverage, was 5.9%.

(9)                       Source: INDEC

(10)                  The decrease in the number of Access Points in 4Q18, reflects the closing of certain consumer finance sales points.

(11)                  The decrease in the number of employees in 3Q18 reflects the reorganization process in the consumer finance business. The decrease in the number of employees in 2Q19 mainly reflects the streamlining at the Bank

2Q19 Earnings Call Dial-In Information

Date:	Tuesday, August 13, 2019
Time:	9:00 AM (US ET); 10:00 AM (Buenos Aires Time)
Dial-in Numbers:	1-877-407-0789 (U.S. and Canada), 1-201-689-8562 (International), 0-800-444-6247 (Argentina), or 0800-756-3429 (U.K.)
Webcast:	http://public.viavid.com/index.php?id=135429
Replay:	From August 13, 2019 at 2:00 PM US ET through August 27, 2019 at 11:59 pm US ET. Dial-in number: +1-844-512-2921 (U.S./Canada) or +1-412-317-6671 (international). Pin number: 13692700

REVIEW OF CONSOLIDATED RESULTS

Supervielle offers financial products and services mainly through Banco Supervielle (the “Bank”), a universal commercial bank, and Cordial Compañía Financiera (“CCF”), a consumer finance company which is consolidated with the Bank’s operations. The Bank and CCF, Supervielle’s main assets, comprised 92.3% and 4.6% respectively of total assets as of June 2019. Supervielle also operates Tarjeta Automática, a consumer finance company with a distribution network mainly in southern Argentina; Supervielle Seguros, an insurance company; Supervielle Asset Management; Espacio Cordial, a retail company cross-selling related non-financial products and services. Supervielle also operates MILA, a car financing company, and InvertirOnline.com an online broker, two businesses it acquired in May 2018.

Comprehensive Income & Profitability

Income Statement						% Change
(In millions of Argentine Ps.)	2Q19	1Q19	4Q18	3Q18	2Q18	QoQ	YoY
Argentine Banking GAAP:
Interest income	8,546.5	7,937.5	8,394.8	6,835.9	5,568.9	7.7%	53.5%
Interest expenses	(7,175.8)	(6,719.2)	(6,371.6)	(4,113.1)	(2,670.7)	6.8%	168.7%
Net interest income	1,370.7	1,218.3	2,023.2	2,722.9	2,898.2	12.5%	-52.7%
Net income from financial instruments at fair value through profit or loss	4,918.8	4,587.8	2,700.1	2,737.4	(509.3)	7.2%	-1065.8%
Exchange rate differences on gold and foreign currency	270.8	(328.3)	534.8	(1,074.1)	1,226.1	NA	-77.9%
NIFFI & Exchange Rate Differences	5,189.6	4,259.4	3,235.0	1,663.4	716.8	21.8%	624.0%
Net Financial Income	6,560.3	5,477.7	5,258.1	4,386.2	3,615.0	19.8%	81.5%
Fee income	1,665.8	1,561.8	1,387.8	1,319.0	1,262.4	6.7%	32.0%
Fee expenses	(424.0)	(334.1)	(322.7)	(292.2)	(257.5)	26.9%	64.7%
Income from insurance activities	217.2	204.0	180.4	183.1	145.3	6.5%	49.5%
Net Service Fee Income	1,458.9	1,431.7	1,245.5	1,209.9	1,150.2	1.9%	26.8%
Other operating income	521.0	532.9	539.4	553.1	442.3	-2.2%	17.8%
Loan loss provisions	(1,210.8)	(1,893.0)	(1,382.8)	(1,122.5)	(989.2)	-36.0%	22.4%
Net Operating Revenue	7,329.4	5,549.3	5,660.2	5,026.8	4,218.3	32.1%	73.8%
Personnel expenses	(2,876.5)	(2,317.2)	(2,273.4)	(1,865.7)	(1,585.2)	24.1%	81.5%
Administrative expenses	(1,519.4)	(1,280.5)	(1,317.8)	(1,179.6)	(1,175.6)	18.7%	29.2%
Depreciation & Amortization	(208.8)	(200.4)	(122.0)	(87.8)	(76.3)	4.2%	173.6%
Other expenses	(1,158.7)	(1,002.5)	(1,043.2)	(866.1)	(925.1)	15.6%	25.2%
Operating income	1,566.1	748.7	903.8	1,027.6	456.0	109.2%	243.4%
Profit of Associated companies and Joint ventures	—	—	—	—	—	—	—
Profit before income tax	1,566.1	748.7	903.8	1,027.6	456.0	109.2%	243.4%
Income tax expense from continuing operations		—	—	—	—	—	—
Profit from continuing operations	1,566.1	748.7	903.8	1,027.6	456.0	109.2%	243.4%
Profit/(loss) from discontinued operations	—	—	—	—	—	—	—
Income tax expense	337.1	(159.1)	(220.8)	(155.9)	(155.6)	-311.9%	-316.7%
Net income	1,903.2	589.5	683.0	871.6	300.5	222.8%	533.4%
Attributable to owners of the parent company	1,901.5	589.1	706.8	867.4	270.7	222.8%	602.4%
Attributable to non-controlling interests	1.7	0.4	(23.8)	4.2	29.7	330.6%	-94.3%
Other comprehensive income, net of tax	7.7	26.3	228.7	7.1	204.8	—	—
Comprehensive income	1,911.0	615.8	911.7	878.8	505.3	210.3%	278.2%
Attributable to owners of the parent company	1,909.3	615.4	935.3	874.5	475.3	210.2%	301.7%
Attributable to non-controlling interests	1.7	0.4	(23.6)	4.2	29.9	—	—
ROAE	42.2%	13.6%	17.1%	22.2%	7.2%
ROAA	4.7%	1.5%	2.0%	2.7%	1.0%

Profit before income tax was AR$ 1.6 billion, increasing 243.4%, or AR$ 1.1 billion YoY and 109.2%, or AR$817.4 million QoQ.

Attributable Net income of AR$1,901.5 million, increasing 602.4% YoY, or AR$1,630.8 million, and 222.8% QoQ, or AR$1,312.4 million. 2Q19 results include AR$664.2 million of inflation adjustment in the income tax provision.

The income tax reform passed in December 2017 allowed the deduction of losses arising from exposures to changes in the purchasing power of the currency, only if inflation as measured by the Consumer Price Index (CPI) issued by the INDEC would exceed the following thresholds applicable for each fiscal year: 55% in 2018, 30% in 2019 and 15% in 2020. For 2021 and subsequent periods, inflation must exceed 100% in 3 years on a cumulative basis in order to deduct inflation losses.

In 2018 the 55% threshold was not met, but as of the present date, inflation is very likely to exceed 30% in fiscal year 2019. Therefore, the income tax provision recorded for the first half of 2019 considers the losses arising from exposures to changes in the purchasing power of the currency, which lower significantly the income tax expense for the current period. The impact of considering inflation adjustment for tax purposes in the income tax line item for 2Q19 is AR$664 million.

Attributable Comprehensive Income in 2Q19 increased 301.7%, or AR$1,434 million YoY, to AR$1,909.3 million, and 210.2% QoQ, or AR$1,293.9 million.

Other Comprehensive Income in 2Q19 was AR$7.7 million compared to AR$204.8 million in 2Q18 and AR$26.3 million in 1Q19. 2Q18 mainly reflected the revaluation of properties in AR$ to adjust for market value.

ROAE of 42.2% in 2Q19 compares with 7.2% in 2Q18 and 13.6% in 1Q19.

ROAA of 4.7% in 2Q19 versus 1.0% in 2Q18 and 1.5% in 1Q19.

If inflation adjustment in the income tax provision would have been reported as of March 31, 2019, the impact would have been AR$331 million and AR$333 million in 2Q19 and 1Q19, respectively, attributable net income would have been AR$1.6 billion and AR$923 million in 2Q19 and 1Q19, respectively, and ROAE would have been 34.6% and 21.1% in 2Q19 and 1Q19, respectively.

The table below shows managerial restatement of Income Tax, Net Income, Attributable Net Income, and ROAE, as if inflation adjustment in the income tax provision would have been reported in 1Q19.

(AR$ million)	2Q19	1Q19
Profit before Income tax	1,566.1	748.7
Income Tax, net	3.6	174.4
Income Tax Before Inflation adjustment in Income Tax provision	(327.0)	(159.2)
Inflation adjustment in income tax provision	330.6	333.6
Net Income	1,569.7	923.1
Attributable Net Income	1,567.9	922.7
ROAE	34.6%	21.1%

Comprehensive Income & Profitability Breakdown

Excluding the Consumer Finance lending business, 2Q19 ROAE reached 57.4%, above the reported consolidated ROAE of 42.2%.

Consumer finance lending business remained impacted by high market interest rates in its wholesale funding structure, while asset quality continued to show improvement after the tightening of its underwriting policies and reducing exposure.

	2Q19			1Q19
	GS	Consumer Finance Lending*	GS excl. Consumer Finance Lending	GS	Consumer Finance Lending*	GS excl. Consumer Finance Lending
Net Financial Income / Avg. Assets**	16.1%	12.1%	16.4%	14.0%	16.0%	13.9%
LLP / Avg. Assets**	3.0%	15.9%	2.2%	4.9%	19.9%	3.9%
Operating Expenses / Avg. Assets**	11.3%	19.1%	10.8%	9.7%	17.7%	9.2%
ROAA Reported**	4.7%	-14.5%	5.8%	1.5%	-14.0%	2.5%
ROAA Restated (incl. inflation adjustment in the income tax provision in each Q)	3.8%	-14.5%	5.0%	2.4%	-14.0%	3.4%
ROAE**	42.2%	-55.0%	57.4%	13.6%	-61.6%	24.2%
ROAE Restated (incl. inflation adjustment in the income tax provision in each Q)	34.6%	-55.0%	48.5%	21.1%	-61.6%	32.8%
Total Assets / Shareholder Equity	9.04	3.79	9.86	8.99	4.41	9.64

*Includes CCF / MILA and TA

**Annualized

If inflation adjustment in the income tax provision would have been accounted for as of March 31, 2019, 2Q19 ROAE would have been 34.6% and 2Q19 ROAE excluding Consumer finance lending buiseness, would have been 48.5%.

Net Financial Income (Net Interest Income -NII-, Net Income from Financial Instruments -NIFFI- & Exchange Rate Differences on Gold and Foreign Currency)

Net Financial Income of AR$6.6 billion up 81.5% YoY and 19.8% QoQ reflecting higher interest rates and increases in average volumes of interest-earning assets and deposits. Interest on loans benefitted from continuing repricing in loans to individuals.

Net Financial Income	2Q19	1Q19	4Q18	3Q18	2Q18	QoQ	YoY
Net Interest Income	1,370.7	1,218.3	2,023.2	2,722.9	2,898.2	12.5%	-52.7%
NIFFI & Exchange rate differences	5,189.6	4,259.4	3,235.0	1,663.4	716.8	21.8%	624.0%
Net Financial Income	6,560.3	5,477.7	5,258.1	4,386.2	3,615.0	19.8%	81.5%

Net Interest Income was AR$1.4 billion, down 52.7% YoY but up 12.5% QoQ.

YoY performance reflects the 1,600 bps increase in the interest rate of the AR$ portfolio, while the average Badlar rate increased 2,360 bps, following sharp increases in the monetary policy rate. These actions impacted cost of funds in the banking business portfolio and even more so in the consumer finance portfolio.

Moreover, additional deposits to fund marginal investments in high margin 7-day Central Bank securities, resulted in higher marginal interest expenses, reflected in Net Interest Income, while yields from the investment in those securities held for trading purposes, are recorded in the Net Income from Financial Instruments -NIFFI- item. As of June 30, 2019, AR$39.2 billion of short-term securities issued by the Central Bank -7 day high-yield Leliqs- were held for trading purposes and accordingly valued at market price recording profits in NIFFI while the cost of the higher balance of interest-bearing liabilities raised to fund those investments, were recorded as interest expenses within Net Interest Income.

QoQ performance benefitted from the continued repricing in AR$ loans to individuals and commercial loans, and a lower proportion of non-remunerated minimum reserve requirements.

Below is a breakdown of the securities portfolio held as of June 30, 2019, between securities held for trading purposes, securities held to maturity, and securities available for sale. The accounting methodology is different for each security class.

Securities Breakdown (1)(AR$ MM)	jun 19	mar 19	dec 18
Held for trading	41,912.5	35,258.0	15,130.2
Government Securities	2,608.1	3,048.7	3,762.4
Securities Issued by the Central Bank	39,237.1	32,205.8	11,305.3
Corporate Securities	67.3	3.6	62.4
Held to maturity	3,168.8	3,323.4	4,173.4
Government Securities	3,142.0	3,282.9	4,130.7
Corporate Securities	26.8	40.4	42.7
Available for sale	9.1	14.5	119.6
Government Securities	—	4.4	119.6
Securities Issued by the Central Bank	—	—	—
Corporate Securities	9.1	10.1	10.4
Total	45,090.4	38,595.9	19,423.2

(1)                   Includes securities denominated in AR$ and US$

Net Income from financial instruments and Exchange rate differences of AR$5.2 billion, up 624.0% YoY and 21.8% QoQ. Sequential performance mainly reflects higher income from holdings of securities issued by the Central Bank due to higher yields of such securities.

NIFFI & Exchange rate differences on gold and foreign currency						% Change
(In millions of Argentine Ps.)	2Q19	1Q19	4Q18	3Q18	2Q18	QoQ	YoY
Income from:
- Government and corporate securities	171.3	594.5	318.5	704.8	554.6	-71.2%	-69.1%
- Term Operations	(53.3)	59.2	(20.5)	400.9	(1,557.3)
- Securities issued by the Central Bank	4,800.8	3,934.0	2,402.1	1,631.8	493.5	22.0%	872.9%
Subtotal	4,918.8	4,587.8	2,700.1	2,737.4	(509.3)	7.2%	-1065.8%
Exchange rate differences on gold and foreign currency	270.8	(328.3)	534.8	(1,074.1)	1,226.1
Total	5,189.6	4,259.4	3,235.0	1,663.4	716.8	21.8%	624.0%

Net Income from US$ denominated operations and securities was a net gain of AR$257.6 million mainly explained by higher trading gains from retail FX operations.

Net Income from US$ denominated operations and Securities
(In millions of Argentine Ps.)	2Q19	1Q19	4Q18	3Q18	QoQ
Financial Income from U$S Operations	(13.2)	540.3	(204.2)	1,359.2
NIFFI	(15.2)	451.8	(97.1)	980.2
US$ Government Securities(3)	38.0	392.6	(76.5)	579.4
Term Operations	(53.3)	59.2	(20.5)	400.9
Interest Income	2.0	88.5	(107.1)	379.0
US$ Government Securities(2)	2.0	88.5	(107.1)	379.0

Exchange rate differences on gold and foreign currency	270.8	(328.3)	534.8	(1,074.1)

Total Income from U$S Operations(1)	257.6	211.9	330.6	285.2	21.5%

(1) Includes gains on trading from retail Fx operations

(2) Securities held to maturity

(3) Securities held for trading

Net Interest Margin (NIM) of 22.1% up 470 bps YoY and 300 bps QoQ reflecting higher volumes invested in high-yield Central Bank 7-days Leliqs compared to last year. The QoQ increase reflects higher Leliqs yields and a lower proportion of non-remunerated minimum reserve requirements. This was also supported by the 60 bps increase in AR$ Loan portfolio NIM in the quarter to 23.8% from 23.2% in 1Q19 driven by continuing repricing in loans to individuals.

The Tables below provide further information about NIM breakdown corresponding to Loan Portfolio and Investment Portfolio, Average Assets and Average Liabilities, as well as interest rates both on assets and liabilities and market rates.

NIM Analysis	2Q19	1Q19	4Q18	3Q18	2Q18	QoQ (bps)	YoY (bps)
Total NIM	22.1%	19.1%	20.3%	18.2%	17.3%	299	470
AR$ NIM	26.2%	22.5%	23.9%	21.7%	19.1%	372	710
U$S NIM	8.4%	6.9%	9.1%	7.3%	10.8%	149	(246)
Loan Portfolio	18.5%	18.2%	17.8%	16.6%	18.0%	36	48
AR$ NIM	23.8%	23.2%	22.5%	21.3%	22.1%	60	173
U$S NIM	5.3%	4.7%	4.9%	3.9%	4.4%	55	89
Investment Portfolio	29.3%	20.1%	23.4%	20.7%	6.0%	917	2,324
AR$ NIM	32.2%	23.3%	28.2%	22.5%	9.8%	891	2,238
U$S NIM	8.7%	-4.2%	-2.2%	8.0%	-17.4%	—	—

Average Assets	2Q19	1Q19	4Q18	3Q18	2Q18	QoQ (bps)	YoY (bps)
Total Interest Earning Assets (IEA)	100.0%	100.0%	100.0%	100.0%	100.0%
AR$ (as % of IEA)	76.6%	77.9%	75.7%	75.9%	78.4%	(131)	(180)
US$ (as % of IEA)	23.4%	22.1%	24.3%	24.1%	21.6%	133	180
Loan Portfolio (as % of IEA)	68.1%	66.6%	75.7%	78.3%	85.4%	146	(1,730)
AR$ (as % of Loan Portfolio)	71.5%	72.7%	73.0%	72.7%	77.1%	(119)	(562)
US$ (as % of Loan Portfolio)	28.5%	27.3%	27.0%	27.3%	22.9%	119	562
Investment Portfolio (as % of IEA)	31.9%	33.3%	24.3%	21.5%	14.5%	(135)	1,740
AR$ (as % of Investment Portfolio)	87.5%	88.4%	84.1%	87.2%	86.1%	(86)	140
US$ (as % of Investment Portfolio)	12.5%	11.6%	15.9%	12.8%	13.9%	86	(140)

Average Liabilities	2Q19	1Q19	4Q18	3Q18	2Q18	QoQ (bps)	YoY (bps)
Total Interest Bearing Deposits & Low & Non-Interest Bearing Deposits	100.0%	100.0%	100.0%	100.0%	100.0%
AR$	64.9%	66.9%	66.0%	66.7%	73.8%	(200)	(889)
US$	35.1%	33.1%	34.0%	33.3%	26.2%	200	889
Total Interest-Bearing Liabilities	63.9%	65.8%	66.1%	64.5%	59.5%	(193)	439
AR$	72.8%	75.0%	73.5%	73.9%	83.0%	(220)	(1,018)
US$	27.2%	25.0%	26.5%	26.1%	17.0%	220	1,018
Low & Non Interest Bearing Deposits	36.1%	34.2%	33.9%	35.5%	40.5%	193	(439)
AR$	51.0%	51.3%	51.4%	53.6%	60.3%	(30)	(929)
US$	49.0%	48.7%	48.6%	46.4%	39.7%	30	929

Interest Rates	2Q19	1Q19	4Q18	3Q18	2Q18	QoQ (bps)	YoY (bps)
Interest earned on Loans	41.0%	39.7%	42.1%	33.8%	30.9%	129	1,012
AR$	54.6%	52.1%	55.0%	44.2%	38.4%	245	1,617
US$	7.1%	6.8%	7.2%	6.1%	5.6%	33	150
Yield on Investment Porfolio	56.0%	51.2%	48.2%	57.1%	39.0%	479	1,699
AR$	63.0%	52.2%	60.6%	45.4%	26.1%	1,077	3,689
US$	7.1%	43.4%	-17.8%	137.3%	117.7%	NA	NA
Cost of Funds	22.6%	21.6%	22.8%	17.0%	14.1%	94	846
AR$	34.1%	31.7%	33.8%	24.8%	18.6%	243	1,549
U$S	1.1%	1.3%	1.5%	1.5%	1.1%	(20)	4

Market Interest Rates	2Q19	1Q19	4Q18	3Q18	2Q18	QoQ (bps)	YoY (bps)
Monetary Policy Rate (eop)	62.7%	68.2%	65.4%	48.0%	35.7%	(551)	2,695
Monetary Policy Rate (avg)	66.8%	55.8%	59.3%	65.0%	40.0%	1,098	2,678
Badlar Interest Rate (eop)	47.5%	45.7%	49.5%	43.3%	32.7%	180	1,480
Badlar Interest Rate (avg)	50.9%	41.8%	50.2%	37.1%	27.3%	910	2,360
TM20 (eop)	48.6%	48.9%	51.7%	44.1%	33.9%	(30)	1,470
TM20 (avg)	53.4%	43.5%	53.4%	38.7%	28.6%	990	2,480

The Table below provides further information about Interest-Earning Assets and Interest-Bearing Liabilities.  Sequentially, assets repriced faster than cost of funds.

	2Q19		1Q19		4Q18		3Q18		2Q18
Interest Earning Assets (In millions of Argentine Ps.)	Avg. Balance	Avg. Rate	Avg. Balance	Avg. Rate	Avg. Balance	Avg. Rate	Avg. Balance	Avg. Rate	Avg. Balance	Avg. Rate
Investment Portfolio
Government and Corporate Securities	10,557.4	18.4%	9,984.9	38.4%	10,113.1	21.6%	6,567.3	65.9%	3,721.1	60.8%
Securities Issued by the Central Bank	27,268.3	70.5%	28,242.3	55.7%	15,062.3	66.0%	14,183.7	53.0%	8,354.6	29.2%
Total Investment Portfolio	37,825.8	56.0%	38,227.3	51.2%	25,175.4	48.2%	20,751.0	57.1%	12,075.7	39.0%
Loans
Loans to the Financial Sector	737.2	12.3%	101.0	33.4%	619.8	91.8%	458.7	73.3%	1,122.5	49.3%
Overdrafts	5,156.0	67.0%	4,484.2	70.0%	5,677.0	76.2%	4,962.4	59.8%	5,256.5	39.6%
Promissory Notes	7,426.6	63.0%	6,585.3	59.5%	7,365.6	62.6%	7,760.1	45.6%	9,175.7	32.9%
Mortgage loans	6,232.1	50.6%	5,597.9	42.1%	4,961.1	65.1%	4,226.7	44.2%	3,223.8	35.5%
Automobile and Other Secured Loans	1,477.5	42.6%	1,581.7	34.0%	1,637.4	22.7%	1,644.7	28.5%	1,137.8	57.4	%(2)
Retail Banking Personal Loans	14,282.3	52.5%	13,994.0	50.0%	13,733.9	46.8%	13,472.1	42.8%	12,806.8	42.8%
Consumer Finance Personal Loans	4,676.0	61.3%	5,148.5	56.8%	5,585.2	55.9%	5,936.5	54.9%	6,057.6	56.3%
Corporate Unsecured Loans	7,836.1	57.3%	7,932.8	55.6%	7,463.2	56.4%	6,983.4	37.4%	6,398.5	27.3%
Retail Banking Credit Card Loans	6,661.4	44.3%	6,408.7	41.9%	6,184.0	42.8%	6,019.3	32.3%	5,710.6	28.6%
Consumer Finance Credit Card Loans	2,393.9	43.3%	2,498.3	46.9%	2,510.5	44.2%	2,178.3	38.6%	2,493.4	33.8%
Receivables from Financial Leases	3,643.4	26.2%	3,432.3	28.8%	3,481.2	28.5%	3,313.2	24.6%	2,914.5	22.6%
Total Loans excl. Foreign trade and US$ loans(1)	60,522.5	52.5%	57,764.8	50.5%	59,218.9	53.4%	56,955.4	42.9%	56,297.7	37.7%
Foreign Trade Loans & US$ loans	20,562.8	7.1%	18,848.8	6.7%	19,305.2	7.3%	18,599.7	5.9%	14,588.0	5.6%
Total Loans	81,085.3	41.0%	76,613.5	39.7%	78,524.2	42.1%	75,555.2	33.8%	70,885.7	31.1%
Securities Issued by the Central Bank in Repo Transaction	86.7	62.7%	101.8	37.8%	48.4	62.8%	145.8	37.0%	51.7	14.6%
Total Interest-Earning Assets	118,997.8	45.8%	114,942.6	43.5%	103,748.0	43.6%	96,451.9	38.8%	83,013.1	32.2%

(1)          In 2Q19, 1Q19, 4Q18, 3Q18 and 2Q18 include AR$2.6 billion, AR$ 2.0 billion , AR$ 1.9 billion and AR$2.0 billion respectively of US$ loans, mainly credit cards US$ balances.

(2)          Includes adjustments of the valuation of MILA Portfolio at the time of the acquisition. 2Q18 rate excluding MILA impact was 25.2%

Interest Bearing Liabilities & Low & Non-Interest	2Q19		1Q19		4Q18		3Q18		2Q18
Bearing Deposits (In millions of Argentine Ps.)	Avg. Balance	Avg. Rate	Avg. Balance	Avg. Rate	Avg. Balance	Avg. Rate	Avg. Balance	Avg. Rate	Avg. Balance	Avg. Rate
Time Deposits	35,666.3	41.3%	38,735.1	37.9%	26,774.1	37.3%	23,546.8	25.4%	18,203.6	20.0%
AR$ Time Deposits	30,557.6	48.0%	33,508.8	43.6%	22,043.6	44.9%	19,101.0	31.0%	15,854.1	22.8%
Fx Time Deposits	5,108.7	1.1%	5,226.3	1.4%	4,730.6	1.7%	4,445.8	1.7%	2,349.6	1.0%
Special Checking Accounts	23,238.4	26.0%	21,606.4	25.0%	27,849.8	32.7%	21,457.3	27.0%	10,885.1	21.8%
AR$ Special Checking Accounts	13,214.6	45.5%	14,287.4	37.6%	21,567.1	42.1%	16,863.7	34.2%	8,350.2	28.2%
Fx Special Checking Accounts	10,023.8	0.3%	7,319.0	0.4%	6,282.6	0.4%	4,593.6	0.5%	2,534.9	0.5%
Borrowings from Other Fin. Inst. & Medium Term Notes	20,369.4	35.8%	18,680.0	33.1%	19,560.6	34.8%	19,170.1	27.8%	16,132.6	29.8%
Subordinated Loans and Negotiable Obligations	1,601.0	6.9%	1,425.0	6.8%	1,355.5	7.0%	1,169.8	7.1%	854.5	7.4%
Total Interest-Bearing Liabilities	80,875.2	34.8%	80,446.5	32.8%	75,540.1	34.4%	65,344.0	26.3%	46,075.8	23.6%

Low & Non-Interest Bearing Deposits
Savings Accounts	26,360.2	1.4%	23,193.6	0.3%	21,340.8	0.3%	20,420.1	0.2%	18,136.1	0.1%
AR$ Savings Accounts	12,505.9	2.9%	11,312.4	0.5%	10,564.5	0.5%	10,632.8	0.3%	10,713.0	0.2%
Fx Savings Accounts	13,854.3	0.0%	11,881.2	0.0%	10,776.3	0.0%	9,787.3	0.0%	7,423.2	0.0%
Checking Accounts	19,284.7		18,564.4		17,406.5		15,469.3		13,195.6
AR$ Checking Accounts	10,781.9		10,094.8		9,362.9		8,603.5		8,175.5
Fx Checking Accounts	8,502.9		8,469.6		8,043.7		6,865.8		5,020.1
Total Low & Non-Interest Bearing Deposits	45,645.0		41,758.1		38,747.4		35,889.4		31,331.7

Total Interest-Bearing Liabilities & Low & Non-Interest Bearing Deposits	126,520.2	22.6%	122,204.5	21.6%	114,287.4	22.8%	101,233.4	17.0%	77,407.5	14.1%
AR$	82,141.4	34.1%	81,754.1	31.7%	75,417.7	33.8%	67,496.9	24.8%	57,474.0	18.6%
Fx	44,378.7	1.1%	40,450.5	1.3%	38,869.7	1.5%	33,736.6	1.5%	19,933.5	1.1%

While the yield of total interest-earning assets increased 230 bps QoQ, total interest-bearing liabilities and low liabilities cost, increased 90 bps QoQ. AR$ loans to individuals benefitted from continuing repricing. The sequential impact in cost of funds due to the increase in market interest rates, was partially offset by the 9.3% increase in Total Low & Non-Interest Bearing Deposits while Interest Bearing Liabilities remained flat.

Yield on interest-earning assets includes interest income on loans as well as results from the Company’s AR$ and dollar denominated investment portfolio. Yield on interest-bearing liabilities includes interest expenses but it does not include the exchange rate differences and net gains or losses from currency derivatives or from the adjustment to FX fluctuation of the FX liabilities.  The yield on interest-bearing liabilities shown on this table for 2Q19 lacks the positive impact of the decline in the FX rate as of June 30, 2019 compared to the FX rate as of March 31, 2019, thus presenting an inaccurate rate. The full impact is seen when also taking into account the Exchange rate differences on gold and foreign currency line in the income statement.

Assets & Liabilities. Repricing dynamics.

	Jun-19		Mar-19		Dec-18		Sep-18		Jun-18
ASSETS AR$	Avg. Repricing (days)	% of total AR$ Assets	Avg. Repricing (days)	% of total AR$ Assets	Avg. Repricing (days)	% of total AR$ Assets	Avg. Repricing (days)	% of total AR$ Assets	Avg. Repricing (days)	% of total AR$ Assets

Total AR$ Assets	158		154		185		198		200
Cash	3		3		5		7		2
Cash (without interest rate risk)		12%		2%		7%		6%		5%
Government & Corporate Securities	44	38%	72	31%	154	15%	189	17%	117	18%
Total AR$ Loans	249	44%	257	44%	247	54%	244	53%	243	58%
Prommisory Notes	93	6%	49	6%	60	7%	71	8%	50	9%
Corporate Unsecured Loans	158	5%	154	6%	128	7%	113	7%	135	8%
Mortgage	28	6%	28	5%	28	5%	28	5%	31	5%
Personal Loans	541	15%	524	16%	524	19%	544	20%	538	21%
Auto Loans	300	1%	424	1%	444	1%	464	1%	454	1%
Credit Cards	103	8%	104	8%	107	9%	108	9%	113	10%
Overdraft	15	4%	21	3%	16	5%	14	6%	20	5%
Other Loans	48	2%	59	2%	99	1%	137	0%	106	1%
Receivable From Financial Leases	402	2%	425	2%	438	2%	458	3%	480	3%
Other Assets (without interest rate risk)		5%		5%		6%		4%		5%

US$	Avg. Repricing (days)	% of total U$S Assets	Avg. Repricing (days)	% of total U$S Assets	Avg. Repricing (days)	% of total U$S Assets	Avg. Repricing (days)	% of total U$S Assets	Avg. Repricing (days)	% of total U$S Assets

Total U$S Assets	216		244		273		304		289
Cash	3	17%	3	16%	5	15%	3	14%	2	15%
Cash (without interest rate risk)		25%		21%		22%		20%		14%
Government & Corporate Securities	101	3%	178	5%	161	9%	425	5%	232	2%
Total U$S Loans	280	44%	316	47%	364	46%	363	52%	342	59%
Receivable From Financial Leases	654	3%	639	3%	662	3%	695	3%	720	3%
Other Assets (without interest rate risk)		5%		5%		3%		4%		6%

LIABILITIES AR$	Avg. Repricing (days)	% of total u$s Liabilities	Avg. Repricing (days)	% of total u$s Liabilities	Avg. Repricing (days)	% of total u$s Liabilities	Avg. Repricing (days)	% of total AR$ Liabilities	Avg. Repricing (days)	% of total AR$ Liabilities

Total AR$ Liabilities	54		35		43		33		52
Deposits	43	77%	20	76%	25	75%	16	78%	27	75%
Private Sector Deposits	43	74%	20	73%	25	72%	16	74%	28	71%
Checking Accounts (without interest rate risk)		29%		24%		29%		26%		31%
Special Checking Accounts	3	12%	3	20%	5	17%	3	27%	2	16%
Time Deposits	32	28%	31	30%	37	28%	33	21%	45	24%
Public Sector Deposits	34	3%	24	2%	18	4%	11	4%	12	4%
Other Sources of funding	185	6%	72	18%	81	20%	98	18%	101	21%
Other Liabilities (without interest rate risk)		5%		5%		4%		3%		4%

US$	Avg. Repricing (days)	% of total u$s Liabilities	Avg. Repricing (days)	% of total u$s Liabilities	Avg. Repricing (days)	% of total u$s Liabilities	Avg. Repricing (days)	% of total u$s Liabilities	Avg. Repricing (days)	% of total u$s Liabilities

Total U$S Liabilities	96		206		113		126		139
Deposits	25	82%	37	77%	29	76%	35	71%	32	71%
Private Sector Deposits	25	66%	37	58%	29	57%	35	53%	32	52%
Checking Accounts (without interest rate risk)		47%		42%		38%		38%		338%
Special Checking Accounts	3	8%	3	4%	5	7%	3	3%	2	4%
Time Deposits	43	10%	47	12%	43	12%	42	12%	43	10%
Public Sector Deposits	21	16%	21	19%	21	19%	20	19%	15	19%
Other Sources of funding		2%		2%		0%	82	24%	87	22%
Subordinated Negotiable Obligations	589	3%	680	3%	771	3%	862	2%	952	3%

Portfolio repricing dynamics as of June 30, 2019, show that while AR$ liabilities reprice in an average of 54 days, AR$ total Assets are fully repriced in 158 days, and AR$ loans are fully repriced in an average term of approximately 249 days.

Interest Income

Interest income rose by 53.5% YoY to AR$8.5 billion in 2Q19 and 7.7% QoQ.

Interest Income						% Change
(In millions of Argentine Ps.)	2Q19	1Q19	4Q18	3Q18	2Q18	QoQ	YoY
Interest on/from:
- Cash and Due from banks	0.6	2.4	1.9	2.8	2.6	-73.7%	-75.4%
- Loans to the financial sector	22.6	8.4	30.7	84.1	40.2	171.1%	-43.7%
- Overdrafts	863.2	785.0	1,082.1	741.6	520.2	10.0%	65.9%
- Promissory notes	1,170.2	979.9	1,152.9	884.7	754.3	19.4%	55.1%
- Mortgage loans	789.1	588.7	807.1	466.8	286.3	34.0%	175.7%
- Automobile and other secured loans	157.5	134.5	93.1	117.2	163.3	17.1%	-3.6%
- Personal loans	2,577.4	2,480.0	2,387.3	2,256.0	2,226.6	3.9%	15.8%
- Corporate unsecured loans	1,122.0	1,103.4	1,052.9	653.8	436.5	1.7%	157.0%
- Credit cards loans	996.8	964.8	939.2	696.2	618.8	3.3%	61.1%
- Foreign trade loans & US loans	365.5	318.0	353.9	275.0	204.3	14.9%	78.9%
- Leases	238.5	247.3	247.7	203.9	164.6	-3.5%	44.9%
- Other receivables from financial transactions	—	—	—	—	—
- Other	243.0	325.1	246.0	454.0	151.3	-25.2%	60.7%
Total	8,546.5	7,937.5	8,394.8	6,835.9	5,568.9	7.7%	53.5%

The YoY increase in interest income mainly reflected the following increases:

•                  7.5% in average loan volumes excluding Foreign trade and US$ loans, while industry AR$ loans increased 2.1%,

•                  41.0% in average Foreign trade and US$ loans, below the 80.4% growth in industry US$ loans,

•                  1,490 bps in the average interest rate on total loans, excluding foreign trade and US dollar denominated loans, while the average interest rate on foreign trade and US dollar denominated loans increased 150 bps, and

•                  Higher results from investments in securities held to maturity or available for sale, recorded in the interest income statement at amortized cost.

				Change
YoY main changes		2Q19	2Q18	AR$ - bps	%
Overdrafts	Avg. Balance	5,156	5,257	(100)	-1.9%
	Yield	67.0%	39.6%	2,738
Promissory Notes	Avg. Balance	7,427	9,176	(1,749)	-19.1%
	Yield	63.0%	32.9%	3,014
Mortgage loans	Avg. Balance	6,232	3,224	3,008	93.3%
	Yield	50.6%	35.5%	1,513
Retail Banking Personal Loans	Avg. Balance	14,282	12,807	1,475	11.5%
	Yield	52.5%	42.8%	974
Consumer Finance Personal Loans	Avg. Balance	4,676	6,058	(1,382)	-22.8%
	Yield	61.3%	56.3%	497
Corporate Unsecured Loans	Avg. Balance	7,836	6,398	1,438	22.5%
	Yield	57.3%	27.3%	2,999
Retail Banking Credit Card Loans	Avg. Balance	6,661	5,711	951	16.7%
	Yield	44.3%	28.6%	1,572
Consumer Finance Credit Card Loans	Avg. Balance	2,394	2,493	(99)	-4.0%
	Yield	43.3%	33.8%	948
Receivables from Financial Leases	Avg. Balance	3,643	2,914	729	25.0%
	Yield	26.2%	22.6%	360
Foreign Trade Loans & US$ loans	Avg. Balance	20,563	14,588	5,975	41.0%
	Yield	7.1%	5.6%	151

The QoQ increase in interest income was mainly due to the following:

•                  4.8% increase in average loan volumes, excluding Foreign trade and US$ loans, while industry loan portfolio decreased 0.2%, and

•                  210 bps increase in the average interest rate on total loans, excluding foreign trade and US dollar denominated loans, following the increase in average market interest rates rate, while the average interest rate on foreign trade and US dollar denominated loans increased 40 bps.

				Change
QoQ main changes		2Q19	1Q19	AR$ - bps	%
Overdrafts	Avg. Balance	5,156	4,484	672	15.0%
	Yield	67.0%	70.0%	(306)
Promissory Notes	Avg. Balance	7,427	6,585	841	12.8%
	Yield	63.0%	59.5%	350
Mortgage loans	Avg. Balance	6,232	5,598	634	11.3%
	Yield	50.6%	42.1%	858
Retail Banking Personal Loans	Avg. Balance	14,282	13,994	288	2.1%
	Yield	52.5%	50.0%	254
Consumer Finance Personal Loans	Avg. Balance	4,676	5,149	(473)	-9.2%
	Yield	61.3%	56.8%	442
Corporate Unsecured Loans	Avg. Balance	7,836	7,933	(97)	-1.2%
	Yield	57.3%	55.6%	164
Retail Banking Credit Card Loans	Avg. Balance	6,661	6,409	253	3.9%
	Yield	44.3%	41.9%	234
Consumer Finance Credit Card Loans	Avg. Balance	2,394	2,498	(104)	-4.2%
	Yield	43.3%	46.9%	(356)
Receivables from Financial Leases	Avg. Balance	3,643	3,432	211	6.2%
	Yield	26.2%	28.8%	(263)
Foreign Trade Loans & US$ loans	Avg. Balance	20,563	18,849	1,714	9.1%
	Yield	7.1%	6.7%	36

Interest Expenses

Interest expenses increased 168.7% YoY to AR$7.2 billion in 2Q19, and 6.8% QoQ.

Interest Expenses						% Change
(In millions of Argentine Ps.)	2Q19	1Q19	4Q18	3Q18	2Q18	QoQ	YoY
Interest on:
- Checking and Savings Accounts	92.6	15.7	15.1	8.9	6.0	489.6%	1449.9%
- Special Checking Accounts	1,447.7	1,349.1	2,277.7	1,450.2	592.6	7.3%	144.3%
- Time Deposits	3,681.9	3,670.6	2,493.3	1,476.2	910.5	0.3%	304.4%
- Other Liabilities from Financial Transactions	1,604.9	1,317.6	1,227.9	989.3	983.7	21.8%	63.2%
- Financing from the Financial Sector	182.5	201.9	295.0	140.9	107.5	-9.6%	69.9%
- Subordinated Loans and Negotiable Obligations	27.6	24.1	23.7	20.6	15.7	14.8%	75.8%
- Other	138.5	140.3	39.0	27.0	54.8	-1.2%	152.9%
Total	7,175.8	6,719.2	6,371.6	4,113.1	2,670.7	6.8%	168.7%

The YoY increase in interest expenses mainly reflected the following changes:

•                  A 75.5% increase in average interest-bearing liabilities, which represented 63.9% of Total interest-Bearing Liabilities & Low & Non-Interest-Bearing Deposits compared to 59.5% in 2Q18. This was as a consequence of the increase in deposits, mainly in wholesale and institutional deposits raised to fund increased investments in Central Bank 7-day high-yield Leliqs, together with higher levels of regulatory minimum reserve requirements.

•                  A 1,120 bps increase in the average nominal rate of Interest-Bearing Liabilities to 34.8%, following the increase in market interest rates while funds raised were invested in Central Bank securities at higher rates. This was partially offset by a 45.7% increase in Low or Non-interest-bearing deposits. Cost of funds increased 850 bps YoY.

					Change
YoY main changes			2Q19	2Q18	AR$ - bps	%
AR$ Time Deposits	Avg. Balance		30,558	15,854	14,704	92.7%
	% of Total Liabilities		24.2%	12.5%
	Interest paid		48.0%	22.8%	2,518
Fx Time Deposits	Avg. Balance		5,109	2,350	2,759	117.4%
	% of Total Liabilities		4.0%	1.9%
	Interest paid		1.1%	1.0%	16
AR$ Special Checking Accounts	Avg. Balance		13,215	8,350	4,864	58.3%
	% of Total Liabilities		10.4%	6.6%
	Interest paid		45.5%	28.2%	1,729
Fx Special Checking Accounts	Avg. Balance		10,024	2,535	7,489	—
	% of Total Liabilities		7.9%	2.0%
	Interest paid	—	0.3%	—	—	—
Borrowings from Other Fin. Inst. & Medium Term Notes	Avg. Balance		20,369	16,133	4,237	26.3%
	% of Total Liabilities		16.1%	12.8%
	Interest paid		35.8%	29.8%	594
Savings Accounts	Avg. Balance		26,360	18,136	8,224	45.3%
	% of Total Liabilities		20.8%	14.3%
	Interest paid		1.4%	0.1%	127
Checking Accounts	Avg. Balance		19,285	13,196	6,089	46.1%
	% of Total Liabilities		15.2%	10.4%
	Interest paid	—	—	—	—	—
Total Interest-Bearing Liabilities & Low & Non-Interest Bearing Deposits	Avg. Balance		126,520	77,408	49,113	63.4%

Cost of Funds	Interest paid		22.6%	14.1%	846

The QoQ increase in interest expenses mainly reflected the following changes:

A 210 bps increase in the average nominal rate of Interest-Bearing Liabilities to 34.8%, following the increase in market interest rates while funds raised were invested in Central Bank securities at higher rates.

This was partially offset by a 9.3% increase in Low or Non-interest-bearing deposits while average interest-bearing liabilities which represents 63.9% of Total Interest-Bearing Liabilities & Low & Non-Interest-Bearing Deposits remained flat. Cost of funds increased 100 bps QoQ.

					Change
QoQ main changes			2Q19	1Q19	AR$ - bps	%
AR$ Time Deposits	Avg. Balance		30,558	33,509	(2,951)	-8.8%
	% of Total Liabilities		24.2%	26.5%
	Interest paid		48.0%	43.6%	442
Fx Time Deposits	Avg. Balance		5,109	5,226	(118)	-2.3%
	% of Total Liabilities		4.0%	4.1%
	Interest paid		1.1%	1.4%	(31)
AR$ Special Checking Accounts	Avg. Balance		13,215	14,287	(1,073)	-7.5%
	% of Total Liabilities		10.4%	11.3%
	Interest paid		45.5%	37.6%	797
Fx Special Checking Accounts	Avg. Balance		10,024	7,319	2,705	—
	% of Total Liabilities		7.9%	5.8%
	Interest paid	—	0.3%	0.4%	—	—
Borrowings from Other Fin. Inst. & Medium Term Notes	Avg. Balance		20,369	18,680	1,689	9.0%
	% of Total Liabilities		16.1%	14.8%
	Interest paid		35.8%	33.1%	270
Savings Accounts	Avg. Balance		26,360	23,194	3,167	13.7%
	% of Total Liabilities		20.8%	18.3%
	Interest paid		1.4%	0.3%	113
Checking Accounts	Avg. Balance		19,285	18,564	720	3.9%
	% of Total Liabilities		15.2%	14.7%
	Interest paid	—	—	—	—	—
Total Interest-Bearing Liabilities & Low & Non-Interest Bearing Deposits	Avg. Balance		126,520	122,205	4,316	3.5%

Cost of Funds	Interest paid		22.6%	21.6%	94

Net Service Fee Income

Net service fee income (excluding Income from Insurance Activities) for 2Q19 totaled AR$1.2 billion, increasing 23.6% YoY and 1.1% QoQ.

Net Service Fee Income						% Change
(In millions of Argentine Ps.)	2Q19	1Q19	4Q18	3Q18	2Q18	QoQ	YoY
Income from:
Deposit Accounts	673.7	650.1	541.2	498.8	478.5	3.6%	40.8%
Loan Related	59.0	65.2	70.0	65.9	63.7	-9.6%	-7.5%
Comissions for foreign trade transactions	69.1	55.2	33.9	50.4	45.5	25.2%	51.8%
Credit cards commissions	507.6	481.7	485.5	462.2	452.8	5.4%	12.1%
Leasing commissions	22.4	19.6	31.3	29.7	22.6	14.3%	-1.0%
Other	334.1	290.1	225.8	212.0	199.3	15.2%	67.7%
Total Fee Income	1,665.8	1,561.8	1,387.8	1,319.0	1,262.4	6.7%	32.0%

Expenses:
Commissions paid	-404.6	-320.8	-312.4	-285.5	-252.2	26.1%	60.4%
Exports and foreign currency transactions	-19.5	-13.3	-10.3	-6.7	-5.3	46.5%	267.9%
Total Fee Expenses	-424.0	-334.1	-322.7	-292.2	-257.5	26.9%	64.7%

Net Services Fee Income	1,241.7	1,227.8	1,065.1	1,026.9	1,004.9	1.1%	23.6%

The main contributors to service fee income in 2Q19 were, deposit accounts and credit cards commissions and non-credit related insurance, representing 40%, 30% and 20% respectively of the total.

The 32.0% YoY rise in service fee income was driven mainly by the following increases:

•                  40.8%, or AR$ 195.2 million, in deposit account fees, reflecting the fee repricing in product bundles,

•                  67.7%, or AR$134.9 million, in other commissions, mainly repricing of non-credit related insurance premiums, and

•                  12.1%, or AR$ 54.8 million, YoY in credit cards, reflecting a deceleration in business volume as well as the reduction in credit card and debit card merchant discount rates (“MDR”). The maximum MDR for 2018 was 1.85%, while in 2019 is 1.65%. The maximum debit card sales commissions for 2018 was 1.0% while for 2019 is 0.80%.

The 6.7% QoQ increase in service fee income is explained by the following increases:

•                  15.2%, or AR$ 44.1 million, in non-credit related insurance products, mainly due to repricing of premiums,

•                  5.4%, or AR$ 26.0 million, in credit cards commissions, and

•                  3.6%, or AR$ 23.5 million, in deposit account fees, reflecting the full impact in the quarter of the repricing in fees charged on product bundles since march.

Service fee expenses increased 64.7% YoY and 26.9% QoQ to AR$424.0 million in 2Q19, primarily due to the increase in Commissions paid reflecting higher costs paid to the credit and debit cards’ processors.

Income from Insurance Activities

Income from insurance activities includes insurance premiums, net of insurance reserves and production costs. Supervielle Seguros issued its first policies in October 2014 with a few non-credit related insurance products, such as protected bag insurance and personal accident insurance. At year-end 2015, Supervielle Seguros began issuing credit-related policies substantially growing its business since then, partly through the growth of loans and credit card portfolio balances and partly through the migration of some of the portfolio previously booked in a third-party insurance company. However, following a Central Bank Regulation issued in 2016, since September 1, 2016 both Banco Supervielle and Cordial Compañía Financiera are self-insuring against these risks and only Banco Supervielle contracts new credit related insurances for mortgages loans.

Income from insurance activities for 2Q19 amounted to AR$217.2 million, increasing 49.5% YoY and 6.5% QoQ. The reduction in claims paid reflects the implementation of the annual rebalancing of the company seasonal claims ratio curve, following IBNR (Incurred but not Recorded Expenses) guidelines.

Gross written premiums were up 15.4% QoQ, with non-credit related policies increasing AR$42.8 million, or 15.5%.

Loan Loss Provisions

Loan loss provisions (LLP) totaled AR$1.2 billion in 2Q19, up 22.4% YoY but down 36.0% QoQ. LLPs in 1Q19 included a voluntary AR$462 million LLP in excess of the 25% regulatory provisioning related to a delinquent commercial loan.

The coverage ratio increased from 89.9% in 2Q18 and 100.0% in 1Q19 to 107.7% in 2Q19.

The 22.4% YoY increase in loan loss provisions reflects asset quality deterioration in the retail and corporate segments following weak activity levels, high interest rates and high inflation levels which impacted consumers disposable income. The consumer finance segment LLPs decreased YoY after thigthening credit scoring standards and changes in the collection process.

LLP decreased 36% QoQ while increasing the NPL Coverage Ratio to 107.7% from 100.0% in 1Q19. Cost of Risk decreased 390 bps to 6.0% in 2Q19 compared to 9.9% in 1Q19. 1Q19 LLPs and Cost of Risk were penalized by the abovementioned delinquent commercial loan. Excluding the abovementioned voluntary AR$462 million LLP in 1Q19, Cost of Risk would have been 7.5%.

Consumer Finance segment loan loss provisions amounted to AR$361.6 million in 2Q19, down 21.1% from 2Q18 and 22.6% from 1Q19. Cost of Risk was 19.4% in 2Q19 compared to 23.3% in previous quarter, improving 390 bps QoQ.

Retail segment loan loss provisions amounted to AR$660.2 million in 2Q19, up 297.7% from 2Q18 and 28.5% from 1Q19. Cost of Risk was 7.8% in 2Q19 compared to 5.2% in 2Q18 and 6.4% in previous quarter.

Corporate segment loan loss provision amounted to AR$191.8 million in 2Q19, up 14.2% from 2Q18 and down 79.0% from 1Q19. Cost of Risk was 1.9% in 2Q19 compared to 2.0% in 2Q18 and 9.8% in previous quarter. 1Q19 was impacted by the abovementioned voluntary LLP.

The total NPL ratio increased by 150 bps YoY, but decreased 20 bps QoQ to 5.1% in 2Q19. QoQ performance was mainly due to a stable Corporate Segment NPL ratio, and a decrease in the Consumer Finance NPL formation together with a lower incidence of this segment over the total loan portfolio. Both Retail and Consumer Finance loans showed higher NPL ratio mainly due to weak loan portfolio origination despite lower NPL creation sequentially.

The Retail banking segment registered a 90-day delinquency ratio of 2.6% in 2Q19, well below its NPL ratio of 3.9% as a high percentage of customers are payroll or pension customers, who maintain a better performance with the Bank than with the rest of the system. The difference between the 90-day delinquency and NPL ratios is due to Central Bank regulations, which require that customers who are performing with a bank, must be considered non-performing, if they are delinquent with other banks or financial institutions.

Total Retail and Consumer Finance NPL creation was AR$805.5 million in 2Q19 compared to AR$1.03 billion in 1Q19 and AR$919.5 million in 2Q18. This includes QoQ a AR$155.4 million decrease in NPL creation in the consumer finance business while retail segment NPL Creation decreased AR$65.4 million, and AR$281.1 million YoY decrease in NPL creation in the consumer finance business while retail segment NPL Creation increased AR$167.2 million.

The table below shows a +30 days delinquency 3-month vintage of the month over month origination in Consumer Finance:

Month of disbursement	Month of Measure	Total Loans	Loans to Open Market Customers	Loans to Existing Customers
Jan 17	Mar 17	4.3%	4.8%	4.0%
Feb 17	Apr 17	5.5%	5.3%	5.6%
Mar 17	May 17	4.3%	5.3%	3.8%
Apr 17	Jun 17	3.8%	4.7%	3.2%
May 17	Jul 17	3.0%	4.1%	2.4%
Jun 17	Aug 17	3.2%	4.1%	2.7%
Jul 17	Sep 17	3.8%	5.9%	2.7%
Aug 17	Oct 17	3.5%	4.8%	2.8%
Sep 17	Nov 17	4.1%	5.6%	3.3%
Oct 17	Dec 17	5.0%	5.8%	4.7%
Nov 17	Jan 18	4.0%	4.8%	3.5%
Dec 17	Feb 18	4.7%	6.4%	3.7%
Jan 18	Mar 18	4.4%	6.2%	3.7%
Feb 18	Apr 18	5.0%	6.5%	4.1%
Mar 18	May 18	3.9%	5.2%	3.2%
Apr 18	Jun 18	3.2%	4.6%	2.5%
May 18	Jul 18	2.8%	4.9%	1.8%
Jun 18	Aug 18	1.4%	2.0%	1.3%
Jul 18	Sep 18	2.4%	3.0%	2.2%
Aug 18	Oct 18	2.0%	3.6%	1.8%
Sep 18	Nov 18	3.5%	3.8%	3.4%
Oct 18	Dec 18	2.7%	4.1%	2.2%
Nov 18	Jan 19	3.3%	4.7%	2.8%
Dec 18	Feb 19	3.6%	7.0%	2.5%
Jan 19	Mar 19	2.8%	5.4%	2.1%
Feb 19	Apr 19	2.3%	4.6%	1.5%
Mar 19	May 19	2.6%	4.3%	2.3%
Apr 19	Jun 18	2.6%	5.0%	1.8%

Consumer Finance Loans disbursed since March 2018, showed lower delinquency than loans disbursed in previous months, reflecting the tightening of credit scoring standards in place since 1Q18. Since January 2019 there was an improvement in origination delinquency levels when compared with the September and December 2018 time period which had been impacted by high levels of inflation. Delinquency levels remained well below the levels registered as of February 2018 before changes in credit standards and collection processes began to be implemented.

Efficiency, Personnel, Administrative & Other Expenses

Personnel, Administrative Expenses & D&A						% Change
(In millions of Argentine Ps.)	2Q19	1Q19	4Q18	3Q18	2Q18	QoQ	YoY
Personnel Expenses	2,876.5	2,317.2	2,273.4	1,865.7	1,585.2	24.1%	81.5%
Administrative expenses	1,519.4	1,280.5	1,317.8	1,179.6	1,175.6	18.7%	29.2%
Directors’ and Statutory Auditors’ Fees	72.1	41.8	36.9	42.1	36.1	72.3%	99.4%
Other Professional Fees	233.0	169.0	244.4	150.8	127.4	37.9%	82.9%
Advertising and Publicity	113.1	92.7	68.8	86.2	116.6	22.1%	-3.0%
Taxes	296.1	270.8	254.7	210.6	224.1	9.3%	32.1%
Other	805.1	706.2	713.0	689.8	671.4	14.0%	19.9%
Total Personnel & Administrative Expenses (“P&A”)	4,395.8	3,597.7	3,591.2	3,045.2	2,760.9	22.2%	59.2%
D&A	208.8	200.4	122.0	87.8	76.3	4.2%	173.6%
Total P&A and D&A	4,604.6	3,798.1	3,713.2	3,133.1	2,837.2	21.2%	62.3%
Total Employees	5,196	5,264	5,307	5,281	5,451	-1.3%	-4.7%
Branches & Sales Points	325	325	325	351	351	0.0%	-7.4%
Efficiency Ratio	62.4%	59.0%	61.9%	59.3%	66.3%

The efficiency ratio was 62.4% in 2Q19 improving 390 bps YoY, but increasing 340 bps QoQ. QoQ performance reflects AR$ 273 million in non recurring severance charges mainly incurred at the bank. Excluding these non-recurring severance charges, the Efficiency ratio would have been 58.7% compared to 57.6% in 1Q19, also adjusted from non-recurring severance costs.  Moreover, the 1Q19 and 2Q19 efficiency ratio included the impact from the adoption of IFRS 16 effective January 2019.

The YoY increase in personnel expenses was mainly explained by salary increases both at the bank level and other subsidiaries, and severance charges incurred at the bank level in 2Q19.

The past fifteen months wage increases resulting from the bargaining agreement between Argentine banks and the labor union were as follows:

Month since increase applies	Salary Increase
May-19	5.0%
july-19	5.0%
August-2018	4.0%
September-2018	4.0%
October-2018	12.0%
November-2018	3.9%
December-2018	3.7%
January-2019	10.0%
June-2019	9.5%

These increases were partially offset by the reorganization in the consumer finance unit implemented in 3Q18 and 4Q18 and the decrease in the employee base in this segment.

The employee base at the close of 2Q19 was 5,196, decreasing 4.7% YoY, or by 255 employees.

Sequentially, personnel expenses grew 24.1% in 2Q19. During the period, personnel expenses reflect the abovementioned salary increases in the quarter agreed with the unions together with the full impact in 2Q19 of the salary increases agreed upon in 1Q19 and non recurring severance charges of AR$273 million.

The employee base decreased 68 employees, or 1.3% QoQ.

Administrative expenses increased 29.2% YoY to AR$1.5 billion and 18.7% QoQ.

The YoY increase was mainly driven by the following increases:

•                  82.9%, or AR$105.6 million, in other professional fees,

•                  19.2%, or AR$133.7 million, in other expenses mainly due to armored transportation services costs, and

•                  32.1% or AR$72.0 million, in taxes.

The QoQ increase was mainly driven by the following increases:

•                  37.9%, or AR$64.0 million, in other professional fees,

•                  22.1% or AR$20.5 million in Advertising and Publicity

•                  14.0%, or AR$98.9 million, in other expenses mainly due to armored transportation services costs, and

•                  9.3% or AR$25.3 million, in taxes.

D&A amounted to AR$208.8 million in 2Q19 increasing 173.6% YoY and 4.2% QoQ. YoY increase is explained both by the adoption of IFRS 16 effective January 2019 and higher amortizations as a result of properties revaluation and intangible assets from the two company acquisitions made in the year.

Other Operating Income (expenses), net

During 2Q19, Other Operating Expenses, net was AR$ 637.7 million increasing 32.1% YoY and 35.8% QoQ.

Other Income, Net						% Change
(In millions of Argentine Ps.)	2Q19	1Q19	4Q18	3Q18	2Q18	QoQ	YoY
Other Operating Income	521.0	532.9	539.4	553.1	442.3	-2.2%	17.8%
Other Expenses	-1,158.7	-1,002.5	-1,043.2	-866.1	-925.1	15.6%	25.2%
Total	(637.7)	(469.6)	(503.8)	(313.0)	(482.8)	35.8%	32.1%

Other Expenses mainly reflect turnover tax on all interest income, financial income and fees.

Other Comprehensive Income, net of tax

During 2Q19, Other Comprehensive Income, net of tax was AR$7.7 million mainly reflecting the difference between the amortized cost and the market value of financial instruments held for investments. 2Q18 amounted to AR$204.8 mainly due to the revaluation of properties.

Income Tax

As per the tax reform passed by Congress in December 2017, the corporate tax rate for fiscal years 2018 and 2019 declined to 30% from 35% and will decline to 25% starting in fiscal year 2020. In addition, through the adoption of International Financial Reporting Standards effective January 1, 2018, the Company began to recognize deferred tax assets and liabilities.

Additionally, as income tax is paid by each subsidiary on an individual basis, tax losses in one legal entity cannot be offset by tax gains in another legal entity. Income from liquidity retained at the holding company, allowed Supervielle to more than offset financial expenses paid through this vehicle and use tax credits existing from previous years, which in turn explained until 2018 a lower effective tax rate.

The above mentioned tax reform allowed the deduction of losses arising from exposures to changes in the purchasing power of the currency, only if inflation as measured by the Consumer Price Index (CPI) issued by the INDEC would exceed the following thresholds applicable for each fiscal year: 55% in 2018, 30% in 2019 and 15% in 2020. For 2021 and subsequent periods, inflation must exceed 100% in 3 years on a cumulative basis in order to deduct inflation losses. In 2018 the 55% threshold was not met, but in 2019 inflation is very likely to exceed 30%. Therefore, the income tax provision for 2019 considers the losses arising from exposures to changes in the purchasing power of the currency, which lower significantly the income tax expense for the current year.

For income tax purposes, 1/3 of the inflation losses arising in the 2019 fiscal year will be deductible in 2019, while the remaining 2/3 will be deductible in 2020 and 2021. Accordingly, 1/3 of the inflation losses reduce the current income tax provision, while the other 2/3 originate a deferred tax asset.

The impact of considering inflation adjustment for tax purposes in the income tax line item for 2Q19 was AR$ 664 million. Had we considered inflation adjustment in our income tax provision as of March 31, 2019, the impact would have been AR$ 331 million and AR$ 333 million in 2Q19 and 1Q19, respectively.

REVIEW OF CONSOLIDATED BALANCE SHEET

Key Drivers

						% Change
LOANS	jun 19	mar 19	dec 18	sep 18	jun 18	QoQ	YoY
Currency
AR$ Loans (in AR$)	60,315	58,209	59,041	58,414	56,122	3.6%	7.5%
as % of Total Loans	73.4%	71.1%	73.6%	70.1%	74.0%
Foreign Currency Loans (in u$S)	514	545	559	610	683	-5.7%	-24.8%
Atomization
Top 10	14.5%	14.0%	12.9%	12.1%	9.7%
Top 20	20.7%	19.3%	17.9%	17.6%	14.0%
Top 50	29.4%	27.6%	26.3%	26.0%	21.8%
Average Interest on loans
AR$ Loans	52.5%	50.5%	53.4%	42.9%	37.7%
Foreign Trade & Fx	7.1%	6.7%	7.3%	5.9%	5.6%

INVESTMENT PORTFOLIO	jun 19	mar 19	dec 18	sep 18	jun 18	QoQ	YoY
Securities Issued by the Central Bank	39,237.1	32,205.8	11,305.3	12,322.5	14,551.3
Government Securities AR$	5,750.1	6,336.0	8,012.8	7,120.6	2,140.7
Corporate Securities (in AR$)	103.2	54.1	115.5	213.9	172.3

Funding	jun 19	mar 19	dec 18	sep 18	jun 18
Deposits
AR$Deposits (in AR$)	76,108	73,759	63,587	64,932	53,551	3.2%	42.1%
as % of Total Deposits	67.6%	67.3%	67.0%	66.8%	70.8%
Foreign Currency Deposits (in u$S)	861	829	828	789	766	3.9%	12.3%
Cost of Funds	22.6%	21.6%	22.8%	17.0%	14.1%
AR$	34.1%	31.7%	33.8%	24.8%	18.6%
U$S	1.1%	1.3%	1.5%	1.5%	1.1%

Assets & Liabilities Repricing	jun 19	mar 19	dec 18	sep 18	jun 18
Loans
AR$ Loans. Avg. Repricing (Days)	249	257	247	244	243
% of AR$ Assets	44.0%	44.0%	54.0%	53.0%	58.6%
US$ Loans. Avg. Repricing (Days)	280	316	364	363	342
% of U$S Assets	44.0%	47.0%	46.0%	52.0%	59.3%
Total AR$ Assets. Avg. Repricing (Days)	158	154	185	198	200
% of Total Assets	72.9%	71.9%	70.0%	69.0%	74.1%
Total U$S Assets. Avg. Repricing (Days)	216	244	273	304	289
% of Total Assets	27.1%	28.1%	30.0%	31.0%	25.9%
Deposits
AR$ Deposits. Avg. Repricing (Days)	43	20	25	16	27
% of AR$ Liabilities	77.0%	76.0%	75.0%	78.0%	75.3%
US$ Deposits. Avg. Repricing (Days)	25	37	29	35	32
% of U$S Liabilities	82.0%	77.0%	76.0%	71.0%	73.4%
Total AR$ Liabilities. Avg. Repricing (Days)	54	35	43	33	52
% of Total Liabilities	69.7%	67.9%	67.2%	67.4%	71.4%
Total U$S Liabilities. Avg. Repricing (Days)	96	206	113	126	139
% of Total Liabilities	30.3%	32.1%	32.8%	32.6%	28.6%

Total Assets and Investment Portfolio

Total assets increased 37.5% YoY and 1.4% QoQ to AR$ 166.1 billion, mainly due to larger holdings of Central Bank securities that compensated for soft credit demand. Higher levels of regulatory minimum reserve requirements also contributed to the YoY increase.

						% Change
Assets Evolution	jun 19	mar 19	dec 18	sep 18	jun 18	QoQ	YoY
Cash and due from banks	26,481.5	31,051.5	33,687.6	33,822.2	19,692.7	-14.7%	34.5%
Securities Issued by the Central Bank	39,237.1	32,205.8	11,305.3	12,322.5	14,551.3	21.8%	169.6%
Lebac		—	—	859.7	14,551.3	NA	NA
Leliq	39,237.1	32,205.8	11,305.3	11,462.8	—	21.8%	NA
Government Securities	5,750.1	6,336.0	8,012.8	7,120.6	2,140.7	-9.2%	168.6%
Loans & Leasing	82,117.7	81,827.1	80,171.5	83,378.1	75,830.0	0.4%	8.3%
Property, Plant & Equipments	1,752.2	1,770.6	1,777.4	1,410.4	1,375.4	-1.0%	27.4%
Other & Intangible	10,806.0	10,658.3	6,161.0	8,068.9	7,198.9	1.4%	50.1%
Total Assets	166,144.7	163,849.3	141,115.5	146,122.7	120,789.0	1.4%	37.5%

Investment Portfolio (AR$. MM)	Jun 19	Mar 19	Dec 18	Sep 18	Jun 18
Securities Issued by the Central Bank	39,237.1	32,205.8	11,305.3	12,322.5	14,551.3
AR$ Leliq	39,237.1	32,205.8	11,305.3	11,462.8	—
AR$ Lebac	—	—	—	859.7	14,551.3
Government Securities	5,750.1	6,336.0	8,012.8	7,120.6	2,140.7
AR$	4,333.0	3,657.3	4,217.5	4,803.0	1,429.5
U$S	1,417.1	2,678.7	3,795.2	2,317.6	711.2
Corporate Securities	103.2	54.1	115.5	213.9	172.3
AR$	102.2	54.1	115.5	213.9	172.3
U$S	1.0	—	—	—	—
Total	45,090.4	38,595.9	19,433.6	19,657.0	16,864.3
AR$	43,672.3	35,917.2	15,638.4	17,339.4	1,600.8
U$S	1,418.1	2,678.7	3,795.2	2,317.6	15,263.5

Loan Portfolio

The gross loan portfolio, including loans and financial leases, amounted to AR$82.1 billion, increasing 8.3% YoY, and remaining flat QoQ. AR$ Loans amounted AR$ 60.3 billion increasing 7.5% YoY and 3.6% QoQ, while FX loans, measured in US$, amounted to US$ 513.6 million decreasing 24.8% YoY and 5.7% QoQ. FX Loans, measured in AR$ increased 10.6% YoY, but decreased 7.7% QoQ to AR$21.8 million mainly due to the YoY and QoQ decline in the US$ loan portfolio. YoY FX loans measured in AR$ increased due to FX devaluation and decreased QoQ also as a result of the Peso appreciation in the quarter.

						% Change
Loan & Financial Leases Portfolio	jun 19	mar 19	dec 18	sep 18	jun 18	QoQ	YoY

To the non-financial public sector	31.5	30.1	32.8	35.6	30.6	4.6%	2.9%
To the financial sector	671.5	230.5	428.4	451.0	462.1	191.3%	45.3%
To the non-financial private sector and foreign residents (before allowances):	77,937.4	77,815.6	76,309.8	79,228.0	72,163.9	0.2%	8.0%
Overdrafts	4,963.2	3,551.0	4,740.5	5,276.2	4,376.4	39.8%	13.4%
Promissory notes	15,422.1	14,688.2	15,671.1	16,038.5	15,577.2	5.0%	-1.0%
Mortgage loans	6,586.8	5,867.7	5,343.8	4,569.3	3,879.8	12.3%	69.8%
Automobile and other secured loans	1,460.0	1,642.7	1,540.3	1,629.0	1,685.3	-11.1%	-13.4%
Personal loans	18,334.1	19,157.1	19,024.8	19,502.5	19,159.6	-4.3%	-4.3%
Credit card loans	9,537.6	9,261.2	9,210.2	8,768.0	8,700.5	3.0%	9.6%
Foreing trade loans & U$S loans	18,436.0	20,510.3	18,896.9	22,343.8	17,635.1	-10.1%	4.5%
Others	3,197.6	3,137.4	1,882.1	1,100.8	1,150.0	1.9%	178.1%
Less: allowances for loan losses	(4,558.9)	(4,354.6)	(3,272.3)	(2,869.8)	(2,476.8)	4.7%	84.1%
Total Loans	74,081.5	73,721.7	73,498.6	76,844.7	70,179.9	0.5%	5.6%
Receivables from financial leases	3,451.4	3,724.0	3,382.8	3,678.5	3,195.1	-7.3%	8.0%
Accrued interest and adjustments	25.9	26.8	17.8	(14.9)	(21.8)	-3.3%	-218.9%
Less: allowances	(67.7)	(65.5)	(54.9)	(59.8)	(40.8)	3.3%	65.6%
Total Loan & Financial Leases	77,491.2	77,407.0	76,844.3	80,448.4	73,312.3	0.1%	5.7%

Total Loan & Financial Leases (before allowances)	82,117.7	81,827.1	80,171.5	83,378.1	75,830.0	0.4%	8.3%

The charts below show the evolution of the loan book over the past five quarters broken down by segment.

The Corporate loan portfolio increased 2.3% sequentially, reflecting lower credit demand as a result of the weak activity level and the high interest rates.

The Retail banking loan portfolio increased 2% in the quarter reflecting weak consumer sentiment and high interest rates. The 10.3% contraction in the Consumer Finance loan portfolio continues to reflect the Company’s decision to tighten credit scoring standards in the segment as well as weak consumer credit demand and high interest rates.

Risk management

Atomization of the loan portfolio.  As a result of its risk management policies, the Company continues to show an atomized portfolio, where the top 10, 20 and 100 borrowers represent 14%, 21% and 36%, respectively of the Loan portfolio.

Loan portfolio atomization	2Q19	1Q19	4Q18	3Q18	2Q18
%Top10	14.5%	14.0%	12.9%	12.1%	9.7%
%Top20	20.7%	19.3%	17.9%	17.6%	14.0%
%Top50	29.4%	27.6%	26.3%	26.0%	21.8%
%Top100	36.2%	33.7%	32.3%	32.3%	28.2%

Collateralized Loan Portfolio

As of June 30, 2019, 42% of the SMEs and Middle Market loan portfolio was collateralized, while total Corporate Banking Loan portfolio collateralization was 44%.

	SMEs &
	Middle
Loan Portfolio. Collateral	Market	Large	Total
Collaterallized Portfolio	42%	45%	44%
Unsecured Portfolio	58%	55%	56%

Regarding Retail Portfolio, loans to payroll and pension clients as of June 30, 2019, represented 68.0% of the total segment loan portfolio.

Asset Quality

Allowances as a percentage of non-performing loans increased to 107.7% as of June 2019, from 89.9% as of June 2018 and from 100.0% as of March 2019, as the Company remains cautious given the persistently high interest rates and weak activity levels observed across several economic sectors.

Cost of Risk was 6.0% in 2Q19 while increasing NPL Coverage to 107.7%. 2Q19 Cost of Risk compares with 9.9% in 1Q19 and 5.6% in 2Q18. 1Q19 LLPs included a delinquent commercial loan that was fully anticipated in FY19 guidance. Excluding the voluntary AR$462 million LLP in excess of the 25% regulatory provisioning related to the above-mentioned loan, 1Q19 cost of risk would have been 7.5%.

Reflecting the Company’s decision to tighten credit scoring standards in the Consumer Finance Segment in 1Q18, the share of Consumer Finance loans continued to decline, reaching 8% of the total loan portfolio, down from 12% in 1Q18.

Cost of risk, net, which is equivalent to loan loss provisions net of recovered charged-off loans and reversed allowances, was 5.6% in 2Q19, compared to 5.4% in 2Q18 and 9.4% in 1Q19.

The total NPL ratio increased by 150 bps YoY, but decreased 20 bps QoQ to 5.1% in 2Q19. QoQ performance was mainly due to a stable Corporate Segment NPL ratio, and a decrease in the Consumer Finance NPL formation together with a lower share of this segment over the total loan portfolio. Both Retail and Consumer Finance loans showed higher NPL ratio mainly due to weak loan portfolio origination despite lower NPL creation sequentially.

The Retail banking segment registered a 90-day delinquency ratio of 2.6% in 2Q19, well below its NPL ratio of 3.9% as a high percentage of customers are payroll or pension customers, who maintain a better performance with the Bank than with the rest of the system. The difference between the 90-day delinquency and NPL ratios is due to Central Bank regulations, which require that customers who are performing with a bank, must be considered non-performing, if they are delinquent with other banks or financial institutions.

Total Retail and Consumer Finance NPL creation was AR$805.5 million in 2Q19 compared to AR$1.03 billion in 1Q19 and AR$919.5 million in 2Q18. This includes QoQ a AR$155.4 million decrease in NPL creation in the consumer finance business while retail segment NPL Creation decreased AR$65.4 million, and YoY a AR$281.1 million decrease in NPL creation in the consumer finance business while retail segment NPL Creation increased AR$167.2 million.

Consumer Finance NPL ratio increased by 340 bps YoY and 40 bps QoQ. While the total non performing loan portfolio decreased 1.3% YoY, or AR$21.8 million, and 7.4% QoQ, or AR$ 130.4 million, the NPL ratio deteriorated as a consequence of the 21.7% YoY and 10.3% QoQ declines in the segment loan portfolio. Moreover, Consumer Finance NPL creation decreased 12%, or AR$155.4 million sequentially, and 46.5%, or AR$281.1 million YoY.

In the Consumer Finance Segment higher delinquency rates experienced in the first months of the year have been typically expected to improve throughout the year as the beginning of the year salary bargaining agreements catch up with inflation improving consumers’ disposable income and their ability to pay their bills. This behavior has been changing since 2016 and improvement has not been as fast as in previous years, changing the pattern and seasonality observed in prior years. Salary adjustments resulting from collective bargaining agreements below the annual inflation rate which accelerated in 2018 and continues in 2019, along with additional increases in public services tariffs in 2018 and 2019, further impacted the disposable income of the population in the Consumer Finance Segment causing additional deterioration in asset quality. Taking a more conservative stance, during the first quarter of 2018, the Company tightened credit scoring standards and slowed origination in the consumer finance segment. Those measures, together with changes implemented in the collection process and despite the increasingly challenging environment, started to show some signs of improvement or stabilization, with decreases in NPL creation levels from peak 2Q18 levels. After the sharp decrease in NPL creation in 3Q18, very high levels of inflation in 4Q18 caused NPL creation to increase above prior quarter levels but remaining below the 2Q18 peak. NPL creation in 2Q19 continued to improve decreasing for the second consecutive quarter.

NPL Ratio and Delinquency by Product & Segment	jun 19	mar 19	Dec-18	Sep-18	Jun-18
Corporate Segment NPL	3.0%	3.0%	1.1%	0.8%	0.5%
Retail Segment NPL	3.9%	3.8%	3.3%	3.2%	3.0%
Retail Segment Delinquency	2.6%	2.3%	2.0%	2.1%	2.0%
Personal Loans NPL	3.7%	4.1%	3.5%	3.6%	3.3%
Personal Loans Delinquency +90	2.5%	2.2%	1.9%	2.1%	2.0%
Credit Card Loans NPL	4.5%	4.6%	3.8%	4.0%	3.9%
Credit Card Loans Delinquency +90	3.2%	2.9%	2.2%	2.6%	2.4%
Mortgages NPL	0.4%	0.2%	0.2%	0.0%	0.0%
Consumer Finance Segment NPL	21.4%	21.0%	19.4%	18.5%	18.0%
Personal Loans NPL	28.7%	27.9%	26.0%	24.6%	23.1%
Credit Card Loans NPL	16.9%	15.4%	13.2%	11.6%	10.9%
Car Loans NPL	10.1%	6.2%	2.5%	0.2%
Residual Car Loans Mila Portfolio NPL	28.3%	27.4%	22.3%	16.1%	12.2%
Total NPL	5.1%	5.3%	4.1%	3.7%	3.6%

						% Change
NPL Creation	jun 19	Mar-19	Dec-18	Sep-18	Jun-18	QoQ	YoY
Retail Segment	481.7	547.1	505.8	390.9	314.5	-12.0%	53.2%
Consumer Finance Segment	323.9	479.3	537.9	402.6	605.0	-32.4%	-46.5%

Asset Quality						% Change
(In millions of Argentine Ps.)	jun 19	mar 19	dec 18	sep 18	jun 18	QoQ	YoY
Commercial Portfolio	39,102.4	39,206.3	40,021.2	44,511.1	40,631.6	0%	-4%
Non-Performing	1,158.4	1,220.5	425.6	341.2	178.7	-5%	548%
Consumer Lending Portfolio(1)	41,669.8	40,501.7	39,045.4	37,933.6	36,846.5	3%	13%
Non-Performing	3,179.5	3,233.2	2,928.4	2,806.7	2,646.2	-2%	20%
Total Portfolio(2)	80,772.2	79,707.9	79,066.5	82,444.7	77,478.2	1%	4%
Non-Performing	4,337.9	4,453.7	3,354.0	3,147.9	2,824.9	-3%	54%
Total Non-Performing / Total Portfolio	5.1%	5.3%	4.1%	3.7%	3.6%
Total Allowances	4,671.0	4,455.7	3,354.0	2,958.3	2,538.7	5%	84%
Coverage Ratio	107.7%	100.0%	100.0%	94.0%	89.9%

(1)-     includes Retail, Consumer Finance and Residual Car Loans Mila portfolios

(2)-     Total portfolio includes total loans before allowances, Unlisted corporate bonds & others and Receivables from financial leases before allowances

Analysis of the Allowance for Loan Losses
(In millions of Argentine Ps.)	6M19	3M19	FY18	9M18	6M18
Balance at the beginning of the year	3,354.0	3,354.0	1,698.2	1,698.2	1,698.2
Provisions charged to income	3,103.8	1,893.0	4,220.6	2,837.9	1,715.4
Write-offs and reversals	-1,786.2	-791.3	-2,611.8	-1,624.8	-992.5
Other adjustments	—	—	47.0	47.0	117.7
Balance at the end of period	4,671.6	4,455.7	3,354.0	2,958.3	2,538.7
Provisions charged to income
Promissory notes	133.4	55.0	126.5	80.3	45.7
Unsecured corporate loans	78.4	32.3	74.3	47.2	26.8
Overdrafts	75.1	17.1	78.3	59.9	30.2
Mortgage loans	49.7	21.4	42.3	29.6	22.6
Automobile and other secured loans	40.7	14.0	31.5	59.7	22.6
Personal loans	1,046.9	580.3	2,016.6	1,264.1	968.5
Credit cards loans	389.4	181.5	846.0	686.3	282.3
Foreign Trade Loans	202.5	216.6	150.5	173.4	84.9
Other financings	1,004.6	733.9	712.4	342.6	184.7
Other receivables from financial transactions	66.5	29.0	109.7	65.9	32.9
Receivables from financial leases	16.6	11.9	32.5	28.9	14.3
Total	3,103.8	1,893.0	4,220.6	2,837.9	1,715.4
Write-offs and reversals
Promissory notes	-54.3	-10.2	-37.6	-24.9	-12.9
Unsecured corporate loans	-38.2	-13.2	-26.0	-14.6	-7.6
Overdrafts	-35.6	-9.3	-27.8	-20.2	-14.5
Mortgage loans	—	—	—	—	—
Automobile and other secured loans	-55.5	-9.0	7.6	7.3	-12.9
Personal loans	-1,043.5	-493.1	-1,787.0	-1,185.0	-711.7
Credit cards loans	-316.3	-127.9	-564.2	-283.2	-178.7
Foreign Trade Loans	-37.4	-30.3	—	—	—
Other financings	-151.3	-75.6	-56.2	-30.7	-9.7
Other receivables from financial transactions	-48.9	-20.5	-110.1	-64.8	-39.1
Receivables from financial leases	-5.2	-2.1	-10.5	-8.5	-5.4
Total	-1,786.2	-791.3	-2,611.8	-1,624.8	-992.5

Funding

Total funding, including deposits, other sources of funding such as financing from other financial institutions and negotiable obligations, as well as shareholders’ equity, increased 37.7% YoY and 1.4% QoQ. The QoQ performance is explained by the 2.7%, or AR$ 3.0 billion, increase in deposits while other sources of funding and shareholder’s equity decreased 1.2%, or AR$703 million.

AR$ denominated funding increased 36.0% YoY and 3.0% QoQ. Foreign currency denominated funding (in US$) remained flat YoY and decreased 2.9% QoQ.

Foreign currency denominated deposits (in US$) increased 12.3% YoY while industry deposits in foreign currency grew 16.2%.

AR$ denominated deposits increased 42.1% YoY, compared with industry growth of 49.6%, and accounted for 67.6% of total deposits as of June 30, 2019. AR$ average deposits increased 55.6% YoY, compared with industry growth of  34.2%.

On a QoQ basis, foreign currency denominated deposits increased 3.9% while Industry US dollar denominated deposits increased 3.8%.

AR$ denominated deposits increased 3.2% QoQ, below the industry growth of 9.7%, and accounted for 67.6% of total deposits as of June 30, 2019. AR$ average deposits declined 3.1% QoQ, compared with industry growth of  2.6%.

Funding & Other Liabilities						% Change
(In millions of Argentine Ps.)	jun 19	mar 19	dec 18	sep 18	jun 18	QoQ	YoY
Deposits
Non-Financial Public Sector	10,059.2	11,204.8	11,105.5	11,991.0	8,538.6	-10.2%	17.8%
Financial Sector	26.6	20.3	25.2	24.5	23.7	30.6%	12.1%
Non-Financial Private Sector and Foreign Residents	102,552.6	98,451.6	83,775.3	85,170.0	67,110.3	4.2%	52.8%
Checking Accounts	8,134.0	7,070.5	6,687.2	6,680.2	5,487.9	15.0%	48.2%
Savings Accounts	31,954.1	27,176.3	25,607.6	24,227.8	23,168.3	17.6%	37.9%
Special Checking Accounts	23,028.7	27,106.6	21,252.0	29,031.9	16,611.5	-15.0%	38.6%
Time Deposits	30,291.9	29,205.5	25,794.3	20,831.7	18,197.0	3.7%	66.5%
Others	9,143.9	7,892.7	4,434.2	4,398.4	3,645.7	15.9%	150.8%
Total Deposits	112,638.3	109,676.8	94,906.0	97,185.5	75,672.7	2.7%	48.8%
Other Source of Funding
Liabilities at a fair value through profit or loss	1,774.3	1,367.2	268.1	—	—	—	—
Derivatives	—	—	94.2	328.1	191.7	—	—
Repo Transactions	431.8	1,497.2	—	—	5.1	-71.2%	—
Other financial liabilities	7,034.9	6,521.6	4,268.4	4,852.6	4,647.8	7.9%	51.4%
Financing received from Central Bank and others	4,693.7	7,021.3	8,033.2	10,512.3	7,962.8	-33.1%	-41.1%
Medium Term Notes	11,625.8	11,990.4	9,307.2	10,046.6	10,786.4	-3.0%	7.8%
Current Income tax liabilities	499.5	504.3	193.0	548.8	418.0	-0.9%	19.5%
Subordinated Loan and Negotiable Obligations	1,553.6	1,579.6	1,383.8	1,490.2	1,055.4	-1.6%	47.2%
Provisions	119.0	93.4	86.9	81.7	87.8	27.4%	35.5%
Deferred tax liabilities	39.0	10.6	0.2	—	0.0
Other non-financial liabilities	6,340.3	5,801.0	5,404.3	4,821.3	4,460.2	9.3%	42.2%
Total Other Source of Funding	34,112.0	36,386.5	29,039.4	32,681.6	29,615.1	-6.3%	15.2%
Attributable Shareholders’ Equity	19,377.6	17,771.0	17,155.6	16,220.0	15,345.4	9.0%	26.3%
Total Funding	166,127.9	163,834.3	141,100.9	146,087.0	120,633.2	1.4%	37.7%

Deposits

Total deposits amounted to AR$112.6 billion in 2Q19, increasing 48.8% YoY and 2.7% QoQ. Total deposits represent 67.8% of Supervielle’s total funding sources compared to 62.7% in 2Q18 and 66.9% in 1Q19.

The charts below show the breakdown of deposits as of June 30, 2019, and 2Q19 average balances.

Non- or low-cost demand total deposits (including private and public-sector deposits) comprised 35% of the Company’s total deposits base (26.8% of savings accounts and 8.1% of checking accounts) as of June 30, 2019. Non or low-cost demand deposits represented 32% of total deposits (24.8% of savings accounts and 7.6% of checking accounts) as of March 31, 2019 and 48% as of June 30, 2018.

Retail plus Senior Citizens customer deposits represented 46% of total deposits as of June 30, 2019, compared with 42% of total deposits as of March 31, 2019 and 47% as of June 30, 2018. The higher QoQ share of retail and senior citizens customers deposits reflects the decrease in wholesale and institutional deposits.

As of June 30, 2019, the share of wholesale/institutional deposits over total deposits declined to 35% from 36% as of June 30, 2018 and 40% as of March 31, 2019.

Other Sources of Funding and Shareholder’s Equity

As of June 30, 2019, other sources of funding and shareholder’s equity amounted to AR$53.5 billion increasing 19.0% YoY and decreasing 1.2% QoQ.

The YoY rise in other sources of funding was explained by the following increases:

•                 26.3%, or AR$4.0 billion in Attributable Shareholders’ Equity,

•                 51.4%, or AR$2.4 billion, in Other Financial Liabilities which includes AR$851 million in non-financial liabilities resulting from the adoption of IFRS 16 effective January 2019, and

•                 42.2%, or AR$1.9 billion in Other non Financial Liabilities.

These were partially offset by a 41.1%, or AR$3.3 billion decrease in Other Financings due to the cancellation of some foreign trade lines.

The QoQ performance in other sources of funding was explained by the 33.1%, or AR$2.3 billion decrease in Other Financing following the cancellation of some foreign trade lines.

Foreign Currency Exposure

The table below show the foreign currency exposure since June 2018.

Consolidated Balance Sheet Data
(In millions of US$)	jun 19	May-19	apr 19	mar 19	Feb-19	jan 19	dec 18	sep 18	jun 18
Assets
Cash and due from banks	450,562	415,146	421,594	393,171	400,518	424,469	432,668	385,131	326,765
Secuities at fair value through profit or loss	36,404	46,206	39,165	64,231	91,919	90,253	102,321	56,629	22,457
Loans	469,108	479,243	494,621	496,663	498,128	505,975	521,106	571,211	641,893
Other Receivables from Financial Intermediation	4,446	33,705	13,494	9,686	5,569	3,387	3,565	3,659	2,885
Other Receivable from Financial Leases	33,946	34,695	35,233	36,127	30,052	29,890	30,339	31,567	32,001
Other Assets	55,744	48,036	82,688	53,264	33,051	44,868	29,482	46,025	64,430
Other non-financial assets	64	10	13	201	93	7	37	197	547
Total assets	1,050,274	1,057,040	1,086,807	1,053,344	1,059,329	1,098,848	1,119,518	1,094,419	1,090,978
Liabilities and shareholders’ equity
Deposits	842,882	851,405	835,158	815,630	827,349	834,518	844,996	797,420	766,473
Other financial liabilities	146,117	178,898	209,971	203,528	183,511	234,913	215,011	260,997	237,678
Other Liabilities	23,118	23,626	23,726	24,967	29,634	31,575	13,616	14,058	17,284
Subordinated Notes	36,599	36,392	36,644	36,438	36,216	36,810	36,601	36,439	36,566
Total liabilities	1,048,716	1,090,321	1,105,499	1,080,562	1,076,710	1,137,816	1,110,223	1,108,914	1,058,002
Net Position on Balance	1,558	-33,281	-18,691	-27,218	-17,381	-38,968	9,295	-14,495	32,976
Net Derivatives Position	2,822	32,288	49,938	—	-4,000	-6,501	-19,239	7,877	-21,872
Global Net Position	4,380	-993	31,247	-27,218	-21,381	-45,469	-9,944	-6,618	11,104

Liquidity & Capitalization

As of June 30, 2019, the total loans to deposits ratio was 72.9% compared to 100.2% on June 30, 2018 and 74.6% as of March 31, 2019, reflecting an increase in deposits while loan demand is soft.

As of June 30, 2019, proforma liquidity coverage ratio (LCR) was 164.5% compared to 143.9% as of March 31, 2019. This ratio continued to reflect high liquidity levels following the decrease in the loan portfolio and higher holdings of 7-day Leliqs.

Net Stable funding ratio (“NSFR”) as of June 30, 2019 was 173.4%.

As of June 30, 2019, equity to total assets was 11.7%, compared to 12.7% at June 30, 2018 and 10.8% as of March 31, 2019.

Consolidated Capital						% Change
(In millions of Argentine Ps.)	jun 19	mar 19	dec 18	sep 18	jun 18	QoQ	YoY
Attributable Shareholders’ Equity	19,377.6	17,771.0	17,155.6	16,220.0	15,345.4	9.0%	26.3%
Average Shareholders’ Equity	17,693.3	17,361.2	15,530.0	15,186.1	15,044.8	1.9%	17.6%
Shareholders’ Equity as a % of Total Assets	11.7%	10.8%	12.2%	11.1%	12.7%
Avg. Shareholders’ Equity as a % of Avg. Total Assets	11.1%	11.1%	13.2%	13.9%	14.6%
Tang. Shareholders’ Equity as a % of T. Tang. Assets	10.6%	9.8%	10.9%	10.0%	11.4%

Capital injections made by the Company in its subsidiaries during 2019 were as follows:

•                  In February 2019, CCF received total net capital injections of AR$1 Billion.

•                  In June 2019, CCF received total net capital injections of AR$500 Million.

The Common Equity Tier 1 Ratio (Consolidated Proforma) as of June 30, 2019, measured under the new Central Bank criteria was 11.9%, compared to the 12.1% reported as of March 31, 2019 and 13.1% reported as of June 30, 2018.

During 2Q19 the Central Bank clarified an interpretation regarding deductions on Tier1 Capital related to deferred tax assets. Until 1Q19 we deducted deferred tax assets net of deferred tax liabilities, as they are shown in our balance sheet according to IFRS, and following the Basel framework. Starting 2Q19 we deduct deferred tax assets without offsetting deferred tax liabilities. This means the deduction to our Tier 1 capital in accordance to the Central Bank interpretation is higher than the deferred tax asset shown in our balance sheet. Had this criteria been adopted in 1Q19, Common Equity Tier 1 Ratio (Consolidated Proforma) as of March 31, 2019 would have been 11.8%.

Total Capital Ratio (consolidated pro-forma) and Tier 1 Capital ratio (consolidated pro-forma) includes AR$442 million retained at the holding company level available for growth. Supervielle’s Tier1 ratio coincides with CET1 ratio.

As of June 30, 2019, Banco Supervielle’s consolidated financial position showed a solvency level with an integrated capital of AR$14.0 billion, exceeding total capital requirements by AR$4.8 billion.

The table below presents information about the Bank and CCF’s consolidated regulatory capital and minimum capital requirement as of the dates indicated:

Calculation of Excess Capital
(In millions of Argentine Ps.)	jun 19	mar 19	dec 18	sep 18	jun 18
Allocated to Assets at Risk	6,377.2	6,384.6	6,090.3	6,319.4	5,905.5
Allocated to Bank Premises and Equipment, Intangible Assets and Equity Investment Assets	425.1	516.9	370.2	335.0	325.8
Market Risk	468.4	461.2	301.7	273.5	271.3
Public Sector and Securities in Investment Account	8.8	7.9	96.9	88.3	4.2
Operational Risk	1,934.3	1,644.5	1,486.5	1,333.1	1,202.7
Required Minimum Capital Under Central Bank Regulations	9,213.8	9,015.0	8,345.7	8,349.2	7,709.4
Basic Net Worth	14,961.0	13,474.2	11,847.9	11,116.1	10,678.7
Complementary Net Worth	1,206.8	1,220.8	1,163.9	1,348.9	1,236.0
Deductions	-2,169.7	-1,191.4	-867.8	-664.9	-652.9
Total Capital Under Central Bank Regulations	13,998.1	13,503.6	12,144.0	11,800.2	11,261.8
Excess Capital	4,784.2	4,488.6	3,798.3	3,451.0	3,552.4
Credit Risk Weighted Assets	82,531.4	83,851.4	79,580.8	81,573.6	75,435.5
Risk Weighted Assets	112,693.1	110,171.9	101,933.8	101,909.8	94,096.9

Total Capital
(In millions of Argentine Ps.)	jun 19	mar 19	dec 18	sep 18	jun 18
Tier 1 Capital
Paid in share capital common stock	808.9	808.9	772.0	772.0	772.0
Irrevocable capital contributions	475.0	—	—	—	—
Share premiums	6,444.3	6,444.3	5,481.2	5,481.2	5,481.2
Disclosed reserves and retained earnings	5,342.8	6,273.0	4,602.5	4,602.5	4,602.5
Non-controlling interests	111.5	99.9	63.0	84.3	91.5
IFRS Adjustments	589.3	-341.0	-472.8	-604.9	-665.1
100% of results	378.3	—	1,133.4	428.8	364.5
50% of positive results	811.0	189.2	268.6	352.3	32.1
Sub-Total: Gross Tier I Capital	14,961.0	13,474.2	11,847.9	11,116.1	10,678.7
Deduct:
All Intangibles	472.9	390.3	406.5	290.4	203.1
Pending items	92.0	72.6	96.5	48.4	56.6
Other deductions	1,604.9	728.5	364.9	326.1	393.3
Total Deductions	2,169.7	1,191.4	867.8	664.9	652.9
Sub-Total: Tier I Capital	12,791.3	12,282.8	10,980.1	10,451.3	10,025.8
Tier 2 Capital
General provisions/general loan-loss reserves 50%	781.0	785.4	784.7	825.3	735.7
Subordinated term debt	425.8	435.4	379.2	523.6	500.3
Sub-Total: Tier 2 Capital	1,206.8	1,220.8	1,163.9	1,348.9	1,236.0
Total Capital	13,998.1	13,503.6	12,144.0	11,800.2	11,261.8
Credit Risk weighted assets	82,531.4	83,851.4	79,580.8	81,573.6	75,435.5
Risk weighted assets	112,693.1	110,171.9	101,933.8	101,909.8	94,096.9
Tier 1 Capital / Risk weighted assets(1)	11.4%	11.1%	10.8%	10.3%	10.7%
Regulatory Capital / Risk weighted assets(1)	12.4%	12.3%	11.9%	11.6%	12.0%
Funds retained at the Holding company level	442	913	927	1,950	2,100
Tier1 Capital ratio (Consolidated pro-forma)(2)	11.9%	12.1%	12.9%	12.5%	13.1%
Total Capital ratio (Consolidated pro-forma)(2)	12.9%	13.2%	14.0%	13.8%	14.5%

(1)         Tier1 Capital / Risk weighted assets does not include $442 million tier1 capital retained at the holding company level, that is available for growth. 1Q 19 Tier1 Capital / Risk weighted assets does not include $913 million tier1 capital that were retained as of March 2019.  4Q18 Tier1 Capital / Risk weighted assets does not include $929 million tier1 capital that were retained as of December 2018.at the holding company level, available for growth.and AR$ 1 billion of capital contribution made to the Bank in November but approved by the BCRA on January 24, 2019.

(2)         2Q19 were calculated according to the new Central Bank methodology which modified the criteria of calculation deductions on Capital and excludes deferral tax on liabilities.

The QoQ performance reflects capital consumption as a result of an 18% increase in operational risk due to higher financial margin together with an 82% increase in the amount of deductions to the Tier 1 capital. During 2Q19 the Central Bank clarified an interpretation regarding deductions on Tier1 Capital related to deferred tax assets, asking not to offset deferred tax assets and liabilities even when offsetting is required by IFRS (IAS 12) and Basel framework, hence increasing the deductions on Tier 1 Capital. If this criteria would have been adopted in 1Q19, Common Equity Tier 1 Ratio (Consolidated Proforma) would have been 11.8%.

The YoY performance reflects capital consumption as a result of a 60% increase in operational risk due to higher financial margin and 73% increase in market risk due to the higher weight of Central Bank notes in our balance sheet, together with an increase in the amount of deductions to the tier 1 capital.

Minimum Cash Reserve Requirements.

Since June 20, 2018, the Central Bank has been increasing minimum cash reserve requirements on AR$ Deposits. According to the last update (July 22, 2019), Financial institutions belonging to Group “A” (group of systemic importance) have the following minimum reserve requirement: sight deposits reserve requirements amount to 45%, of which 30% should be set up in cash, 5% in BOTES 2020 and 10% in LELIQs. For time deposits of up to 29 days of residual term, minimum reserve requirements amount to 32%, where 11% should be set up in cash, 5% in Botes 2020 and 16% in Leliq. These requirements are reduced as the term of deposits increases. For deposits with a residual tenor between 30 and 59 days, the requirements are 22%, 4% set up in cash, 5% in BOTES 2020 and 13% in LELIQs, reducing to 0%, 2% and 2%, respectively, for the residual term from 60 to 89 days. Deposits of more than 90 days of residual term have no minimum reserve requirement.

Moreover, through a recent regulation issued on June 19, 2019, it was also determined that from July 1, 2019, the minimum cash reserve requirements in pesos shall be calculated by the average of daily balances of the liabilities registered at the close of each day during the period prior to its integration and established the unified computation of the minimum cash requirement in pesos for the periods July / August and December of a year / January of the following year.

Related to US$ Deposits, minimum cash reserve requirements is 25% for Demand Deposits and 23% for time deposits of up to 29 days of residual term. This requirement is reduced as the term of deposits increases. For deposits with a residual term of between 30 and 59 days, the requirement is 17%, reduced to 11% for deposits with a residual term ranging from 60 to 89 days, to 5% for deposits with a residual term between 90 to 179 days, and to 2% for residual terms between 180 to 365 days. Deposits with a residual term exceeding 365 days will have no minimum cash requirement.

The table below shows the composition of the reserve requirements as of each reported date. The basis on which minimum cash reserve requirement is computed is the monthly average of the daily balances of the liabilities at the end of each day during each calendar month, with the exeption of what was recently regulated through Communication “A” 6719, and is applicable for the months of July and August, and December and January.

Minimum Cash Reserve Requirements on AR$ Deposits (Avg. Balance. AR$ Bn.)	jun 19	mar 19	dec 18	sep 18	jun 18
Cash	11,729.8	14,400.8	15,330.3	12,786.4	6,691.1
Treasury Bond (BOTE 2020)	2,923.3	3,092.8	3,032.5	2,152.6	430.6
Leliq	6,238.0	7,111.2	7,728.3	4,082.8	—
Special Deduction(1)	2,205.6	2,461.3	2,043.3	1,977.0	1,773.5
Total Cash Reserve Requirements	23,096.7	27,066.0	28,134.5	20,998.8	8,895.2

(1) SMEs loans deduction

U$S Deposits (Avg. Balance. US$ MM.)	jun 19	mar 19	dec 18	sep 18	jun 18
Cash	361.6	362.9	332.9	266.9	197.8
Total Cash Reserve Requirements	361.6	362.9	332.9	266.9	197.8

RESULTS BY SEGMENT

Overview

Supervielle conducts its business through the following operating segments: Retail Banking, Corporate Banking, Treasury, Consumer Finance, Insurance, and Asset Management & Other Services.

Net Operating Revenue Mix

In 2Q19, the Retail Segment represented 56.3% of net operating revenues, compared to 57.8% in 2Q18 and 54.3% in 1Q19.

The Corporate Segment represented 20.0% of net operating revenues in 2Q19 compared to 22.3% in 2Q18 and 21.5% in 1Q19, while the Consumer Finance Segment represented 7.1% of net operating revenues in 2Q19 compared to 19.9% in 2Q18 and 9.5% in 1Q19.

Net Operating Revenue, before Loan Loss Provisions						% Change
(In millions of Argentine Ps.)	2Q19	1Q19	4Q18	3Q18	2Q18	QoQ	YoY
Retail Banking	4,768.5	3,991.5	3,652.1	3,062.6	2,897.8	19.5%	64.6%
Corporate Banking	1,697.5	1,577.6	1,597.9	1,245.2	1,119.6	7.6%	51.6%
Treasury	907.9	622.6	731.5	442.5	-316.2	na	na
Consumer Finance	600.1	696.4	570.1	864.2	995.5	-13.8%	-39.7%
Insurance	292.2	236.9	229.5	196.2	126.5	23.3%	130.9%
Asset Management & Other Services	209.1	227.6	105.3	151.8	184.2	-8.1%	13.6%
Total Allocated to Segments	8,475.4	7,352.7	6,886.4	5,962.5	5,007.4	15.3%	69.3%
Adjustments	64.8	89.6	156.6	186.8	200.2	-27.7%	-67.6%
Total Consolidated	8,540.2	7,442.3	7,086.7	6,149.3	5,207.6	14.8%	64.0%

Attributable Comprehensive Income Mix

The table below presents information about the Attributable Comprehensive Income by segment:

Attributable Comprehensive Income						% Change
(In millions of Argentine Ps.)	2Q19	1Q19	4Q18	3Q18	2Q18	QoQ	YoY
Retail Banking	503.0	326.8	163.1	184.2	80.4	53.9%	525.5%
Corporate Banking	642.5	21.3	554.8	539.6	347.5	2910.2%	84.9%
Treasury	732.9	282.9	488.6	94.1	-137.5	159.0%	na
Consumer Finance	-264.2	-253.3	-414.4	-148.4	-27.1	na	na
Insurance	169.0	120.0	94.2	100.4	71.8	40.8%	135.3%
Asset Management & Other Services	64.8	57.3	-12.0	11.2	28.2	13.1%	129.6%
Total Allocated to Segments	1,848.1	555.1	874.4	781.2	363.4	232.9%	408.6%
Adjustments	61.2	60.3	60.9	93.4	112.0	1.6%	na
Total Consolidated	1,909.3	615.4	935.3	874.5	475.3	210.2%	301.7%

Retail Banking Segment

Through the Bank, Supervielle offers its retail customers a full range of financial products and services, including personal loans, credit cards, mortgages, car loans, deposit accounts, purchase and sale of foreign exchange and precious metals, among others.

Retail Segment — Highlights						% Change
(In millions of Argentine Ps.)	2Q19	1Q19	4Q18	3Q18	2Q18	QoQ	YoY
Income Statement
Net Interest Income	3,565.2	2,801.6	2,539.6	2,064.0	1,950.0	27.3%	82.8%
NIIFI & Exchange rate differences	221.0	200.2	216.1	195.9	154.9	10.4%	42.7%
Net Financial Income	3,786.3	3,001.9	2,755.7	2,259.8	2,104.9	26.1%	79.9%
Net Service Fee Income	761.4	781.8	664.5	600.7	624.2	-2.6%	22.0%
Net Operating Revenue, before Loan Loss Provisions	4,768.5	3,991.5	3,652.1	3,062.6	2,897.8	19.5%	64.6%
Loan Loss Provisions	-660.2	-513.9	-547.6	-377.3	-333.9	28.5%	97.7%
Profit before Income Tax	396.1	412.4	192.3	156.6	259.3	-4.0%	52.8%
Attributable Comprehensive Income	503.0	326.8	163.1	184.2	80.4	53.9%	525.5%
Balance Sheet
Loans (Net of LLP)	31,574.9	30,867.7	30,571.5	29,092.1	26,916.4	2.3%	17.3%
Receivables from Financial Leases (Net of LLP	440.7	472.2	522.4	557.6	510.2	-6.7%	-13.6%
Total Loan Portfolio (Net of LLP)	32,015.6	31,339.9	31,093.9	29,649.8	27,426.6	2.2%	16.7%
Deposits	62,190.0	55,781.5	51,679.0	47,257.1	42,807.8	11.5%	45.3%

During 2Q19, Profit before Income tax, was AR$396 million decreasing AR$16 million QoQ from AR$412 million in 1Q19. YoY performance registered an increase of AR$137 million or 52.8%.

Attributable comprehensive income at the Retail Banking Segment increased to AR$503.0 million in 2Q19 from AR$80.4 million in 2Q18. This resulted mainly from a higher net operating revenue before loan loss provisions, and also due to the inflation adjustment in income tax provision. These were partially offset by the 97.7% increase in loan loss provisions to AR$660.2 million and the 67.5% increase in personnel and administrative expenses.

QoQ, attributable Comprehensive Income increased 53.9% from AR$326.8 millon. This resulted mainly from a higher net operating revenue before loan loss provisions and also due to the inflation adjustment in income tax provision. These were partially offset by a 28.5% increase in loan loss provisions and 24.1% in personnel and administrative expenses.

In 2Q19, net operating revenue before loan loss provisions was AR$4.8 billion, up 64.6% from 2Q18 and 19.5% QoQ.

The YoY increase is mainly explained by: i) 79.9% growth in net financial income reflecting increases in personal, mortgage loan and credit cards volumes and the repricing of this portfolio and also due to higher exchange rate differences on gold and foreign currency and ii) 22.0%, or AR$137.2 million, in net service fee income.

The 19.5% QoQ increase in net operating revenue before loan loss provisions resulted from a 26.1% growth in net financial income, partially offset by a 2.6% decrease in service fee income.

Loan loss provisions amounted to AR$660.2 million in 2Q19, up 97.7% from 2Q18 and 28.5% from 1Q19. The YoY rise is primarily due to the growth in the loan portfolio, together with the increase in the non-performing loans and the increase in the NPL coverage ratio. The Retail banking segment registered a 90-day delinquency ratio of 2.6% in 2Q19, well below its NPL ratio of 3.9% as a high percentage of customers are payroll or pension customers, who maintain a better performance with the Bank than with the rest of the system.

Retail banking loans (including receivable from financial leases) reached AR$32.0 billion at June 30, 2019 increasing 16.7% YoY and 2.2% QoQ. Retail banking loan portfolio continued to reflect lower credit demand in the quarter due to weak consumer sentiment.

Retail banking deposits rose 45.3% on annual basis and 11.5% versus 1Q19.

Corporate Banking Segment

Through the Bank, Supervielle offers large corporations, middle market companies and small businesses a full range of products, services and financing options including factoring, leasing, foreign trade finance and cash management, although with a focus on middle market and SMEs.

Corporate Segment — Highlights						% Change
(In millions of Argentine Ps.)	2Q19	1Q19	4Q18	3Q18	2Q18	QoQ	YoY
Income Statement
Net Interest Income	1,300.9	1,192.5	1,178.0	947.6	858.6	9.1%	51.5%
NIIFI & Exchange rate differences	53.9	22.3	30.3	10.4	14.8	142.2%	264.1%
Net Financial Income	1,354.8	1,214.7	1,208.3	958.0	873.4	11.5%	55.1%
Net Service Fee Income	164.5	152.8	111.3	112.6	101.9	7.6%	61.3%
Net Operating Revenue, before Loan Loss Provisions	1,697.5	1,577.6	1,597.9	1,245.2	1,119.6	7.6%	51.6%
Loan Loss Provisions	-191.8	-913.7	-311.5	-230.9	-167.9	-79.0%	14.2%
Profit before Income Tax	656.9	-4.5	521.5	470.8	509.7		28.9%
Attributable Comprehensive Income	642.5	21.3	554.8	539.6	347.5	2910.2%	84.9%
Balance Sheet
Loans (Net of LLP)	35,960.0	34,850.4	36,121.8	40,504.9	34,973.0	3.2%	2.8%
Receivables from Financial Leases (Net of LLP	2,950.7	3,192.4	2,815.1	3,037.2	2,571.9	-7.6%	14.7%
Total Loan Portfolio (Net of LLP)	38,910.7	38,042.8	38,936.9	43,542.1	37,544.9	2.3%	3.6%
Deposits	12,043.2	10,611.7	9,420.9	10,239.8	6,202.9	13.5%	94.2%

During 2Q19, Profit before Income tax was AR$657 million increasing AR$661 million QoQ compared to a net loss of AR$4 million in 1Q19. 1Q19 results were penalized by a delinquent commercial loan that was fully provisioned in the quarter. YoY performance registered an increase of AR$147 million or 28.9%.

Attributable Comprehensive Income at the Corporate Banking Segment was AR$642.5 million in 2Q19, up from AR$347.5 million in 2Q18 and AR$21.3 million in 1Q19. QoQ improvement is explained by the 79.0% decrease in loan loss provisions.

In 2Q19, net operating revenue before loan loss provisions was AR$1.7 billion, up 51.6% from 2Q18 and 7.6% from 1Q19.

The YoY increase is mainly explained by a 55.1% growth in net financial income mainly reflecting the repricing of the corporate loan portfolio, and a 61.3% increase in net service fee income.

The 42.5% QoQ increase resulted from a 11.5% increase in net financial income, 7.6% in net service fee income and a 79.0% decrease in loan loss provisones.  1Q19 included a delinquent commercial loan that was fully provisioned.

Loan loss provisions was AR$191.8 million in 2Q19 compared to AR$230.9 million in 2Q18 and AR$913.7 million in 1Q19. The QoQ decreased is explained by the abovementioned delinquent commercial loan registered in 1Q19.

The corporate loan portfolio rose 3.6% YoY and 2.3% QoQ to AR$38.9 billion.

Total deposits from corporate customers amounted to AR$12.0 billion, increasing 94.2% YoY, and 13.5% QoQ.

Treasury Segment

The Treasury Segment is primarily responsible for the allocation of the Bank’s liquidity according to the needs and opportunities of the Retail and Corporate Banking segments as well as its own needs and opportunities. The Treasury Segment implements the Bank’s financial risk management policies, manages the Bank’s trading desk, distributes treasury products such as debt securities, and develops businesses with wholesale financial and non-financial clients.

Treasury Segment — Highlights						% Change
(In millions of Argentine Ps.)	2Q19	1Q19	4Q18	3Q18	2Q18	QoQ	YoY
Income Statement
Net Interest Income	-3,887.6	-3,267.0	-2,348.5	-879.3	-834.9	19.0%	—
NIIFI & Exchange rate differences	4,767.8	3,869.8	3,065.0	1,316.1	507.3	23.2%	839.9%
Net Financial Income	880.2	602.9	716.5	436.8	-327.6	46.0%	—
Net Operating Revenue, before Loan Loss Provisions	907.9	622.6	731.5	442.5	-316.2	45.8%	—
Profit before Income Tax	632.3	357.7	480.3	361.0	-551.5	76.8%	—
Attributable Comprehensive Income	732.9	282.9	488.6	94.1	-137.5	159.0%	—

Profit before Income tax amounted to AR$632 million, increasing AR$275 million QoQ, and compared to a loss of AR$552 million in 2Q18.

During 2Q19, the Treasury Segment reported an Attributable comprehensive income of AR$732.9 million, compared to a net loss of AR$137.5 million in 2Q18 and net income of AR$282.9 million in 1Q19.

Both YoY and QoQ, the segment improvement reflects the increase in Net Financial Income and a lower income tax effective rate as a consequence of considering inflation adjustment for tax purposes.

Net Financial Income, is mainly explained by the increase in NIFFI & Exchange rate differences reflecting higher volumes invested in high-yield Central Bank 7-days Leliqs partially offset by the increase in cost of funds. 2Q18 losses also reflected fx losses at the trading desk.

Consumer Finance Segment

Through Cordial Compañia Financiera and Tarjeta Automática, Supervielle offers credit card services and loans to the middle and lower-middle-income sectors. Product offerings also include consumer loans, credit cards and insurance products through an exclusive agreement with Walmart Argentina, as well as with other agreements with retailers such as Hiper Tehuelche and through Tarjeta Automática branch network. Moreover, through Espacio Cordial, Supervielle offers non-financial products and services. Since the MILA acquisition, the new portfolio of used car loans and its respective results are recorded under Consumer Finance Segment.

Consumer Finance Segment — Highlights						% Change
(In millions of Argentine Ps.)	2Q19	1Q19	4Q18	3Q18	2Q18	QoQ	YoY
Income Statement
Net Interest Income	321.4	422.2	425.5	703.0	876.6	-23.9%	-63.3%
NIIFI & Exchange rate differences	-12.5	-14.9	-146.2	-159.1	-207.0	—	—
Net Financial Income	308.9	407.3	279.3	543.9	669.7	-24.2%	-53.9%
Net Service Fee Income	242.6	208.1	209.2	235.5	205.2	16.5%	18.2%
Net Operating Revenue, before Loan Loss Provisions	600.1	696.4	570.1	864.2	995.5	-13.8%	-39.7%
Loan Loss Provisions	-361.6	-466.9	-559.5	-478.3	-458.5	-22.6%	-21.1%
Profit before Income Tax	-378.7	-337.7	-563.2	-228.8	-38.1	—	—
Attributable Comprehensive Income	-264.2	-253.3	-414.4	-148.4	-27.1	—	—
Balance Sheet
Loan Portfolio (Net of LLP)	6,419.8	7,153.9	7,531.7	7,945.5	8,194.0	-10.3%	-21.7%

Attributable Comprehensive Income at the Consumer Finance Segment registered a net loss of AR$264.2 million compared to net losses of AR$27.1 million in 2Q18 and AR$253.3 million in 1Q19. This resulted mainly from lower net interest income, partially offset by a higher net service fee income and a decrease in loan loss provisions.

	2Q19		1Q19		4Q18		3Q18		2Q18
Interest Earning Assets (In millions of Argentine Ps.)	Avg. Balance	Avg. Rate	Avg. Balance	Avg. Rate	Avg. Balance	Avg. Rate	Avg. Balance	Avg. Rate	Avg. Balance	Avg. Rate
Investment Portfolio
Government and Corporate Securities	69.7	29.6%	—		15.0	149.8%	6	28.9%	38	23.0%
Securities Issued by the Central Bank	—		—		—		—		—	—
Total Investment Portfolio	69.7	29.6%	—	—	15.0	149.8%	6	28.9%	38	30.7%
Loans
Loans to the Financial Sector	—	—	—	—					—	—
Automobile and Other Secured Loans	390	60.7%	354	60.9%	280	58.2%	133	61.2%	17	47.7%
Consumer Finance Personal Loans	4,676	61.3%	5,149	56.8%	5,585	55.9%	5,936	54.9%	6,058	56.3%
Credit Card Loans	2,394	43.3%	2,498	46.9%	2,510	44.2%	2,178	38.6%	2,493	33.8%
Total Loans	7,459.8	53.9%	8,001.3	53.9%	8,376.0	52.5%	8,247.7	50.7%	8,567.7	49.7%
Total Interest-Earning Assets	7,529.5	55.2%	8,001.3	53.9%	8,391.0		8,254.0		8,605.9
Interest Bearing Liabilities
Time Deposits	1,070	51.1%	2,037	47.4%	920	48.6%	335	31.7%	686	27.6%
Borrowings from Other Fin. Inst. & Unsub Negotiable Obligations	3,544	60.8%	3,620	50.0%	4,983	60.7%	5,365	39.0%	4,843	31.1%
Total Interest-Bearing Liabilities	4,615	58.5%	5,658	49.1%	5,904	58.8%	5,700	38.5%	5,530	30.6%

The Consumer Finance lending business (which is a portion of the Consumer Finance segment) continued to be impacted QoQ by high market interest rates applicable to its wholesale funding structure, while asset quality continued to show some improvements reflecting tight underwriting policies and the changes in the collection processes.

Managerial information disclosed below, shows QoQ performance with a decline in Net Financial Income / average assets reflecting higher average market rates in the quarter, despite the reduction in the level of leverage, but an improvement in the ratio of loan loss provisions/average assets. Moreover, operating expenses to average assets ratio increased both as a consequence of wage increases agreements closed in the quarter, and the decline on assets mainly due to a decrease in the loan portfolio.

Consumer Finance Lending*	2Q19	1Q19
Average Assets	9,239.0	9,505.9
Net Financial Income	279.0	380.3
Loan loss provisions	(368.2)	(473.2)
Personnel & Administrative Expenses	(441.7)	(421.6)
Attributable Net Income	(335.1)	(331.8)
Net Financial Income / Avg. Assets**	12.1%	16.0%
LLP / Avg. Assets**	15.9%	19.9%
Operating Expenses / Avg. Assets**	19.1%	17.7%
ROAA**	-14.5%	-14.0%
ROAE**	-55.0%	-61.6%
Total Assets / Shareholder Equity	3.79	4.41

*Includes CCF / MILA and TA results and assets

**Annualized ratios

Loan loss provisions amounted to AR$361.6 million in 2Q19, down 21.1% from 2Q18 and 22.6% from 1Q19. Cost of Risk was 19.4% in 2Q19 compared to 23.3% in previous quarter, improving 390 bps QoQ, while coverage ratio was unchanged.

In the Consumer Finance Segment higher delinquency rates experienced in the first months of the year have been typically expected to improve throughout the year as the beginning of the year salary bargaining agreements catch up with inflation improving consumers’ disposable income and their ability to pay their bills. This behavior has been changing since 2016 and improvement has not been as fast as in previous years, changing the pattern and seasonality observed in prior years. Salary adjustments resulting from collective bargaining agreements below the annual inflation rate which accelerated in 2018 and continues in 2019, along with additional increases in public services tariffs in 2018 and 2019, further impacted the disposable income of the population in the Consumer Finance Segment causing additional deterioration in asset quality. Taking a more conservative stance, during the first quarter of 2018, the Company tightened credit scoring standards and slowed origination in the consumer finance segment. Those measures, together with changes implemented in the collection process and despite the increasingly challenging environment, started to show some signs of improvement or stabilization, with decreases in NPL creation levels from peak 2Q18 levels. After 3Q18 sharp decrease in NPL creation, very high levels of inflation in 4Q18 caused NPL creation to increase above the 3Q18 levels but remaining below the 2Q18 peak, and 2Q19 continued to improve decreasing for the second consecutive quarter.

The NPL ratio increased by 340 bps YoY and 40 bps QoQ. While the total non performing loan portfolio decreased 1.3% YoY, or AR$21.8 million, and 7.4% QoQ, or AR$ 130.4 million, the NPL ratio deteriorated as a consequence of the 21.7% YoY and 10.3% QoQ declines in the loan portfolio.

Loans (net of Provisions for loan losses) totaled AR$6.4 billion as of June 30, 2019 decreasing 10.3% QoQ and 21.7% YoY. The 10.3% contraction in the Consumer Finance loan portfolio continues to reflect the Company’s decision to tighten credit scoring standards in the segment as well as lower consumer credit demand.

Insurance Segment

Through Supervielle Seguros, Supervielle offers insurance products, primarily personal accidents insurance, protected bag and life insurance. All insurance products are offered to its customers. Supervielle Seguros offers credit related and others insurance to satisfy the needs of customers as well.

The Company is in the process of establishing an Insurance Broker aiming at increasing the product offering to its customers, with initial focus on Entrepreneurs & Small Buisenesses and SMEs.

Insurance Segment — Highlights						% Change
(In millions of Argentine Ps.)	2Q19	1Q19	4Q18	3Q18	2Q18	QoQ	YoY
Net Financial Income	90.2	87.8	86.3	54.9	17.3	2.7%	419.9%
Net Service Fee Income	200.4	147.9	142.3	140.4	108.2	35.5%	85.1%
Net Operating Revenue, before Loan Loss Provisions	292.2	236.9	229.5	196.2	126.5	23.3%	130.9%
Profit before Income Tax	201.8	171.6	154.6	141.9	87.9	17.6%	129.7%
Attributable Comprehensive Income	169.0	120.0	94.2	100.4	71.8	40.8%	135.3%
Gross written premiums	323.4	280.2	273.9	257.4	241.2	15.4%	34.1%
Claims Paid	15.4	39.9	40.8	31.0	68.1	-61.4%	-77.4%
Combined Ratio	50.6%	68.8%	71.3%	63.6%	70.7%	-26.4%	-28.5%

Attributable Comprehensive income of the Insurance Segment in 2Q19 was AR$169.0 million, compared to AR$71.8 million in 2Q18 and AR$120.0 million in the previous quarter.

Following the Central Bank Regulation issued in 2016, since September 1, 2016 both Banco Supervielle and Cordial Compañia Financiera are self-insuring against credit related risks and Banco Supervielle is only contracting new credit related insurances for mortgages loans. The Company expects to continue expanding this business and launching new insurance products previously offered to its customers by other Insurance Companies. As part of this strategy, Supervielle Seguros launched new products including; Home Insurance, Technology Insurance and ATMs insurance and an Integral Insurance product for Entrepreneurs and SMEs.

Income from insurance activities for 2Q19 amounted to AR$217.2 million, increasing 49.5% YoY and 6.5% QoQ. The QoQ reduction in claims paid reflects the implementation of the annual rebalancing of the company seasonal claims ratio curve, following IBNR (Incurred but not Recorded Expenses) guidelines.

Gross written premiums were up 15.4% QoQ, with non-credit related policies increasing AR$42.8 million, or 15.5%.

Net operating revenues attributable to Supervielle Seguros in 2Q19 were AR$292.2 million, increasing 130.9% YoY and 23.3% QoQ.

Claims Paid amounted to AR$15.4 million in 2Q19, decreasing 77.4% YoY and 61.4% QoQ. The Combined ratio improved to 50.6% in 2Q19 from 70.7% in 2Q18 and 68.8% in 1Q19. This was explained by higher gross written premiums and lower claims paid due to the abovementioned rebalancing.

Gross written premiums by product						% Change
(in million)	2Q19	1Q19	4Q18	3Q18	2Q18	QoQ	YoY
Life insurance and total and permanent disability insurance for debit balances	5.2	4.8	8.2	15.9	23.0	8.3%	-77.4%
Personal Accident Insurance	21.0	19.9	18.9	18.7	18.9	5.5%	11.3%
Protected Bag Insurance	45.3	41.2	38.7	37.6	35.1	10.0%	29.2%
Broken Bones	12.3	10.7	9.9	9.0	9.0	15.0%	36.8%
Others	7.5	7.7	7.2	7.3	8.5	-2.6%	-11.4%
Home Insurance	53.4	39.3	36.6	33.4	33.4	35.9%	59.7%
Tecnology Insurance	16.5	12.8	11.6	11.6	11.0	28.9%	49.8%
ATM Insurance	11.3	11.2	7.7	6.8	6.5	0.9%	74.3%
Mortgage Insurance	28.6	20.6	25.8	16.1	1.9	38.8%	1441.0%
Life insurance.	122.2	112.1	109.2	101.0	94.0	9.0%	30.0%
Total	323.4	280.2	273.8	257.4	241.2	15.4%	34.1%

Asset Management & Others Segment

Supervielle offers a variety of other services to its customers, including mutual fund products through Supervielle Asset Management. Since May 2018, Supervielle also offers products and services through InvertirOnline S.A. Since the MILA acquisition, the new portfolio of used car loans and its respective results are recorded under Consumer Finance Segment. MILA portfolio outstanding at the moment of the acquisition and its respective results are recorded under Asset Management & Others Segment.

Asset Management & Others Segment Highlights						% Change
(In millions of Argentine Ps.)	2Q19	1Q19	4Q18	3Q18	2Q18	QoQ	YoY
Net Interest Income	33.0	29.6	-32.8	6.2	44.4	11.5%	-25.6%
NIIFI & Exchange rate differences	21.3	47.0	14.7	34.0	26.9	-54.7%	-20.9%
Net Financial Income	54.3	76.7	-18.1	40.2	71.3	-29.1%	-23.8%
Net Service Fee Income	120.2	115.8	87.6	103.1	88.7	3.8%	35.5%
Net Operating Revenue, before Loan Loss Provisions	209.1	227.6	105.3	151.8	184.2	-8.1%	13.6%
Profit before Income Tax	33.7	85.6	0.9	2.8	67.9	-60.7%	-50.4%
Attributable Comprehensive Income	64.8	57.3	-12.0	11.2	28.2	13.1%	129.6%
Assets Under Management	16,158	17,143	13,648	11,273	16,465	-5.7%	-1.9%
Market Share	2.1%	2.3%	2.3%	2.0%	2.7%	-9.6%	-22.3%

During 2Q19, Profit before Income tax, was AR$34 million decreasing AR$52 million QoQ from a AR$86 million in 1Q19, and AR$34 million from AR$68 million in 2Q18.

Comprehensive income of the Asset Management Segment & Other Segments increased 129.6% YoY and 13.1% QoQ to AR$64.8 million. The YoY increase was mainly explained by a AR$35.5% or AR$31.5 million increase in net service fee income and also due to the inflation adjustment in income tax provision. These were partially offset by the 64.4% or AR$55 million increase in personnel and administrative expenses.

Assets under management amounted to AR$16.2 billion as of June 30, 2019, down from AR$17.1 billion as of March 2019 AR$16.5 billion as of June 2018.

FY 2019 GUIDANCE

While 1H19 net income is tracking ahead of full-year outlook, guidance is placed under revision given heightened volatility and uncertainty

It is more challenging to calibrate guidance around many of the key business drivers for the back half of the year.  Impacted by:

•                  Added uncertainty from heightened volatility due to Presidential election which has resulted in further depreciation of the AR$

•                  Upside potential from high monetary policy interest rate supporting high margins

•                  Remain cautious given downside risk on credit quality from persistently high interest rates and weak activity levels across several sectors

The Company expects to  provide an updated guidance to the investment community at such time when the volatility recedes.

RELEVANT EVENTS

Financial Agency Agreement of the Province of San Luis

In January 2019, the government of the Province of San Luis released the terms and conditions of the auction to be held by the Province for the new financial agency agreement. Only two proposals were presented on March 15, 2019, Banco de la Nacion Argentina and Supervielle.  Both of them were accepted and after a short process of contest, the Evaluation Committee is analyzing which one is the more convenient for the Province  to define which Bank will be nominated as Financial Agent. There is no date for the abovementioned Committee to take the decision. Up to that date, Supervielle will be rendering services as Financial Agent.

Completion of Management Changes at its Bank Subsidiary to Further Integrate Operations

On April 9, 2019 Grupo Supervielle S.A. announced that the Board of Directors of its subsidiary Banco Supervielle had unanimously appointed Mr. Alejandro Stengel as Deputy CEO and COO.

Mr. Stengel now heads Personal and Business Banking, Corporate Banking, and the Banking Products area, as well as Technology and Operations, Central Services, Processes & Data Management, and Business Intelligence. He spearheads the Digital Transformation process ensuring its successful implementation across the organization. In his new role, Alejandro Stengel will work with the CEO in the execution of Supervielle’s growth and transformation strategy which is centered on digital transformation, customer experience, efficiency and profitability.

In addition, Banco Supervielle’s Retail Banking area which has been redefined as Personal and Business Banking, is now led by Mr. Silvio Margaría.

With these organizational changes, the Company seeks to further its operational leverage, continue to gain share of wallet among its customers and acquire new customers by offering tailor made financial services for each of its target segments, enhancing the customer journey and loyalty through digital transformation and innovation.

Conversion of Class “A” shares

On April 24, 2019, and as per the request of Mr. Julio Patricio Supervielle, the Company’s controlling shareholder, the Board of Directors of Grupo Supervielle authorized the conversion of 65,000,000 Class ‘A’ common shares, with a face value of one peso each and entitled to 5 votes per share, held by Mr. Supervielle, into Class ‘B’ common shares, with a par value of one peso each and entitled to 1 vote per share, under the terms of article 6 (b) of the By-laws.  On May 9, 2019, the conversion was approved by the Comisión Nacional de Valores (Argentine Securities Commission).

Following the above referenced shares conversion, Mr Julio Patricio Supervielle has the following share interest at Grupo Supervielle S.A.:

	Shares	Share %	Votes	Votes %
Class ‘A’	61,738,188	13.52	308,690,940	43.87
Class ‘B’	100,062,713	21.91	100,062,713	14.22
Total		35.43		58.09

Before the conversion, Mr. Supervielle owned 126.738.188 Class “A” shares and 35.062.713 Class “B” shares.

Annual General Meeting

On April 26, 2019 Grupo Supervielle held its Annual General Meeting of Shareholders and approved all the proposals submitted by the Board of Directors, including:

•                  Annual and consolidated financial statements for the financial year ended December 31, 2018,

•                  Appointment of members of the board of directors,

•                  Payment of a cash dividend of AR$ 303,000,000.00 and

•                  Election of Price Waterhouse Coopers as the company’s independent auditor.

The following table shows the new composition of the board of directors:

Name	Title	Date of expiration of current term(3)
Julio Patricio Supervielle	Chairman of the Board	December 31, 2020
Jorge Oscar Ramírez	First Vice-Chairman of the Board	December 31, 2020
Emérico Alejandro Stengel	Second Vice-Chairman of the Board	December 31, 2019
Atilio Dell’Oro Maini	Director	December 31, 2020
Eduardo Braun*	Director	December 31, 2020
Victoria Premrou*	Director	December 31, 2020
Ricardo Enrique De Lellis*	Director	December 31, 2020
Hugo Enrique Santiago Basso	Director	December 31, 2020

* Independent directors according to CNV Rules and NYSE Rules

Capital Contributions

In June 2019, Grupo Supervielle S.A. and Banco Supervielle S.A. made capital contributions to Cordial Compañía Financiera in the amount of AR$500 million.

CREDIT RATINGS

Banco Supervielle Credit Rating

Fitch Ratings assigned a long-term rating of ‘B(EXP)/RR4’ to Banco Supervielle S.A.’s (Supervielle) series A senior unsecured floating rate notes issued on February 9, 2017 for a total amount of up to US$300 million-peso equivalent. On October 8, 2018, Fitch Ratings affirmed Banco Supervielle S.A.’s (Supervielle) Long-Term Foreign and Local Currency Issuer Default Ratings (IDRs) at ‘B’.

On November 12, 2018, Fitch Ratings revised the Rating Outlook on the Long-Term Issuer Default Ratings (IDRs) for Banco Supervielle to Negative from Stable. This action follows Fitch’s revision of the Outlook on Argentina’s sovereign rating on November 7th.

Banco Supervielle Credit Rating

Moody´s Investors Service assigned a B2 global scale local currency debt rating to Banco Supevielle S.A. (Supervielle)’s Class A notes for a total amount of up to US$300 million-peso equivalent.

In July 2019, Moody’s Latin America changed the outlook on all global scale ratings to negative from stable, following the affirmation and change in outlook to negative of Argentina’s B2 government bond rating announced on 12 July 2019.

Banco Supervielle Credit Rating

Fix Scr (Argentine affiliate of Fitch Group) maintains a local long term national scale rating for Banco Supervielle as AA (Arg), with a stable outlook. This rating was affirmed on July 16, 2019.

REGULATORY CHANGES

Change in Payment Cycle from Credit Card Purchases

On April 17, 2019, the Central Bank established a maximum term of ten business days for financial entities to deposit payments to retailers and other service providers for sales completed in one installment via credit cards or purchase cards, calculated from the sale date. Furthermore, financial entities shall not charge any fee or interest related to such payment term, nor block this payment mechanism in any way. This became effective May 1, 2019.

Fees Charged to SMEs on Cash Deposits

On April 17, 2019 through Communication “A” 6681, the Central Bank established that banks are not allowed to charge fees or commissions to SMEs for over-the-counter cash deposits.

Treatment of Controlling Companies “Holding Companies”. Net Stable Funding Ratio. Adjustments

Through Communication A 6723, the Central Bank announced that from January 1, 2020, financial entities belonging to the Group “A” (group of systemic importance), whose controlling company is a non financial institution holding company, must comply with the rules on “Minimum capital requirements of financial institutions”, “Large exposures to the credit risk”, “Liquidity coverage ratio” and “Net Stable Funding ratio” in a consolidated form, including the holding company and all its subsidiaries or the financial entity, but excluding insurance companies and all another subsidiary of the group as long as it does not perform activities of a financial nature.

Moreover, financial entities belonging to Group “A” may not grant —direct or indirectly - financial assistance of any kind to its controlling party when this is “company holding” and not a financial entity.

This new regulation will affect Banco Supervielle and Grupo Supervielle. The company calculations under this new regulation, posts capital and liquidity ratios similar to the ones informed as Proforma consolidated ratios under this report.

Minimum Cash Reserve Requirements

Through Communication A 6719 issued on June 19, the Central Bank announced that from June 1, 2019, obligations with retail stores for sales made through the use of credit cards and / or purchase cards are excluded from the minimum cash reserve requirements.

Moreover, through this communication it was also determined that from July 1, 2019, the minimum cash reserve requirements in pesos shall be calculated by the average of daily balances of the liabilities registered at the close of each day during the period prior to its integration and established the unified computation of the minimum cash requirement in pesos for the periods July / August and December of a year / January of the following year.

The Central Bank also announced that financial entities may choose to integrate, in the months of July and December of each year, the non-integrated pesos requirements of the previous month, maintaining the computation method in force for the requirement of each period (monthly average or bimonthly - depending on the case - balances of the liabilities included in the previous period).

Later on, on July 1, 2019, through Communication A 6728, the Central Bank announced a decrease in minimum cash reserve requirements by 3 percentage points in pesos for all financial institutions time deposits.

On July 22, 2019, through Communication A 6738, the Central Bank announced that an additional 3 percentage points of the total reserve requirements could be set up with leliqs. Previously this 3% was set up with cash.

Financial institutions belonging to Group “A” (group of systemic importance) now have the following minimum reserve requirement: sight deposits reserve requirements amount to 45%, of which 30% should be set up in cash, 5% in BOTES 2020 and 10% in LELIQs. For time deposits of up to 29 days of residual term, minimum reserve requirements amount to 32%, where 11% should be set up in cash, 5% in Botes 2020 and 16% in Leliq. These requirements are reduced as the term of deposits increases. For deposits with a residual tenor between 30 and 59 days, the requirements are 22%, 4% set up in cash, 5% in BOTES 2020 and 13% in LELIQs, reducing to 0%, 2% and 2%, respectively, for the residual term from 60 to 89 days. Deposits of more than 90 days of residual term have no minimum reserve requirement.

Financial Reporting in Hyperinflationary Economies

IAS 29 “Financial Reporting in hyperinflationary economies”, requires that financial statements of an entity hose functional currency is the currency of a hyperinflationary economy, whether they are based on a historical cost approach or a current cost approach, shall be stated in terms of the measuring unit current at the end of the reporting period. In doing so, non-monetary items are restated by applying to its historical cost and accumulated depreciation the change in a general price index from the date of acquisition or last revaluation, until the end of he reporting period. Such restatement is also applied to figures of previous periods included in the financial statements.

In order to determine if an economy is hyperinflationary in accordance with IAS 29, the Standard sets a number of factors to be considered, including a cumulative inflation rate over three years that approaches or exceeds 100%.

Accumulated inflation in the last three years has exceeded 100%. For this reason, in accordance with IAS 29, the Argentine economy must be considered as hyper-inflationary as of July 1, 2018.

In a hyper-inflationary environment, any entity that maintains an excess of monetary assets over monetary liabilities, will lose purchasing power, and any entity that maintains an excess of monetary liabilities over monetary assets, will gain purchasing power, provided that such items are not subject to an adjustment mechanism.

Briefly, the restatement mechanism of IAS 29 establishes that monetary assets and liabilities will not be restated since they are already expressed in the current measurement unit at the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements will be adjusted in accordance with such agreements. The non-monetary items measured at their current values at the end of the reporting period, such as the net realization value or others, do not need to be restated. The remaining non-monetary assets and liabilities will be restated by a general price index. The loss or gain from the net monetary position will be included in the net result of the reporting period, disclosing this information in a separate line item.

By issuing the Communication “A” 6651 in February 2019, the Central Bank adopted IAS 29 and the inflation adjustments provisions stated therein for fiscal years starting January 1, 2020. Therefore, IAS 29 was not applied to financial statements for the fiscal years ended on December 31, 2018 and 2017.

The application of IAS 29 “ “Financial Reporting in Hyperinflationary Economies” has overall effects on these consolidated condensed interim financial statements. Accordingly, the reported amounts would be significantly affected. The Group’s shareholders’ equity and its comprehensive results of operations as of June 30, 2019 would amount to approximately AR$ 21,253 million and AR$$189.2 million, respectively.

Appendix II: Definition of ratios

Net Interest Margin Since 2019: Net interest income + Net income from financial instruments at fair value through profit or loss + Exchange rate differences on gold and foreign currency, divided by average interest-earning assets.

Net Fee Income Ratio: Net services fee income + Income from insurance activities divided by the sum of Net interest income + Net income from financial instruments at fair value through profit or loss + Exchange rate differences on gold and foreign currency, net services fee income, income from insurance activities and other net operating income.

Net Fee Income as a % of Administrative Expenses: Net services fee income + Income from insurance activities divided by Personnel, Administrative Expenses and D&A.

ROAE: Attributable Net Income divided by average shareholders’ equity, calculated on a daily basis and measured in local currency(1).

ROAA: Attributable Net Income divided by average assets, calculated on a daily basis and measured in local currency(2).

Efficiency Ratio: Personnel, Administrative expenses and Depreciation & Amortization divided by the sum of Net interest income + Net income from financial instruments at fair value through profit or loss + Exchange rate differences on gold and foreign currency, net services fee income, income from insurance activities and other net operating income.

Loans to Total Deposits: Loans and Leasing before allowances divided by total deposits.

Regulatory Capital/ Risk Weighted Assets:  Regulatory capital divided by risk weighted assets. This ratio applies only to the Bank and CCF on a consolidated basis.

Cost of Risk: Annualized loan loss provisions divided by average loans, calculated on a daily basis.

NPL Creation: NPL loans created in the quarter, which is equivalent to the net increase in NPL on our balance sheet plus portfolio written off in the quarter.

(1)Until December 31, 2018, ROAE was calculated as Attributable Comprehensive Income divided by average shareholders’ equity, calculated on a daily basis and measured in local currency.  Following the change in Guidance from Comprehensive Income until 2018, to Net Income since 2019, for comparison reasons we restated previous quarters’ ROAE following the current definition.

(2) Until December 31, 2018, ROAA was calculated as Attributable Comprehensive Income divided by average assets, calculated on a daily basis and measured in local currency.  Following the change in Guidance from Comprehensive Income until 2018, to Net Income since 2019, for comparison reasons we restated previous quarters’ ROAA following the current definition.

GRUPO SUPERVIELLE FINANCIAL STATEMENTS

Consolidated Balance Sheet Data
(In millions of Argentine Ps.)	jun 19	mar 19	dec 18	sep 18	jun 18
Assets
Cash and due from banks	26,481.5	31,051.5	33,687.6	33,822.2	19,692.7
Secuities at fair value through profit or loss	41,912.5	35,216.4	15,112.1	13,800.6	13,654.7
Derivatives	96.7	181.4	15.9	196.6	23.4
Repo transactions	35.7	—	—	111.7	66.2
Other financial assets	2,951.3	2,699.7	1,715.5	1,972.6	2,118.4
Loans and other financings	80,026.8	79,458.7	78,791.9	82,237.1	74,526.7
Other securities	3,168.8	3,369.4	4,311.1	5,848.1	3,201.3
Financial assets in guarantee	4,146.0	4,894.7	2,007.2	2,666.4	2,646.9
Current Income tax assets	—	—	—	532.9	347.7
Investments in equity instruments	9.1	10.1	10.4	8.4	8.3
Investments in subsidiaries, associates and joint ventures	—	—	—	—	—
Property, plant and equipment	1,752.2	1,770.6	1,777.4	1,410.4	1,375.4
Intangible assets	2,036.3	1,942.1	1,961.8	1,837.1	1,762.8
Deferred tax assets	1,401.8	935.1	519.2	401.7	366.5
Other non-financial assets	2,126.1	2,319.8	1,205.3	1,277.0	998.2
Total assets	166,144.7	163,849.3	141,115.5	146,122.7	120,789.0
Liabilities and shareholders’ equity
Deposits:	112,638.3	109,676.8	94,906.0	97,185.5	75,672.7
Non-financial public sector	10,059.2	11,204.8	11,105.5	11,991.0	8,538.6
Financial sector	26.6	20.3	25.2	21.5	23.7
Non-financial private sector and foreign residents	102,552.6	98,451.6	83,775.3	85,173.0	67,110.4
Liabilities at a fair value through profit or loss	1,774.3	1,367.2	268.1	—	—
Derivatives	—	—	94.2	328.1	191.7
Repo transactions	431.8	1,497.2	—	—	5.1
Other financial liabilities	7,034.9	6,521.6	4,268.4	4,852.6	4,647.8
Financing received from Central Bank and others	4,693.7	7,021.3	8,033.2	10,512.3	7,962.8
Medium Term Notes	11,625.8	11,990.4	9,307.2	10,046.6	10,786.4
Current Income tax liabilities	499.5	504.3	193.0	548.8	418.0
Subordinated Loan and Negotiable Obligations	1,553.6	1,579.6	1,383.8	1,490.2	1,055.4
Provisions	119.0	93.4	86.9	81.7	87.8
Deferred tax liabilities	39.0	10.6	0.2	—	0.0
Other non-financial liabilities	6,340.3	5,801.0	5,404.3	4,821.3	4,460.2
Total liabilities	146,750.3	146,063.3	123,945.4	129,867.0	105,287.8
Attributable Shareholders’ equity	19,377.6	17,771.0	17,155.6	16,220.0	15,345.4
Non Controlling Interest	16.8	15.0	14.6	35.7	155.8
Total liabilities and shareholders’ equity	166,144.7	163,849.3	141,115.5	146,122.7	120,789.0

Income Statement						% Change
(In millions of Argentine Ps.)	2Q19	1Q19	4Q18	3Q18	2Q18	QoQ	YoY
Argentine Banking GAAP:
Interest income	8,546.5	7,937.5	8,394.8	6,835.9	5,568.9	7.7%	53.5%
Interest expenses	(7,175.8)	(6,719.2)	(6,371.6)	(4,113.1)	(2,670.7)	6.8%	168.7%
Net interest income	1,370.7	1,218.3	2,023.2	2,722.9	2,898.2	12.5%	-52.7%
Net income from financial instruments at fair value through profit or loss	4,918.8	4,587.8	2,700.1	2,737.4	(509.3)	7.2%	-1065.8%
Exchange rate differences on gold and foreign currency	270.8	(328.3)	534.8	(1,074.1)	1,226.1	NA	-77.9%
NIFFI & Exchange Rate Differences	5,189.6	4,259.4	3,235.0	1,663.4	716.8	21.8%	624.0%
Net Financial Income	6,560.3	5,477.7	5,258.1	4,386.2	3,615.0	19.8%	81.5%
Fee income	1,665.8	1,561.8	1,387.8	1,319.0	1,262.4	6.7%	32.0%
Fee expenses	(424.0)	(334.1)	(322.7)	(292.2)	(257.5)	26.9%	64.7%
Income from insurance activities	217.2	204.0	180.4	183.1	145.3	6.5%	49.5%
Net Service Fee Income	1,458.9	1,431.7	1,245.5	1,209.9	1,150.2	1.9%	26.8%
Other operating income	521.0	532.9	539.4	553.1	442.3	-2.2%	17.8%
Loan loss provisions	(1,210.8)	(1,893.0)	(1,382.8)	(1,122.5)	(989.2)	-36.0%	22.4%
Net Operating Revenue	7,329.4	5,549.3	5,660.2	5,026.8	4,218.3	32.1%	73.8%
Personnel expenses	(2,876.5)	(2,317.2)	(2,273.4)	(1,865.7)	(1,585.2)	24.1%	81.5%
Administrative expenses	(1,519.4)	(1,280.5)	(1,317.8)	(1,179.6)	(1,175.6)	18.7%	29.2%
Depreciation & Amortization	(208.8)	(200.4)	(122.0)	(87.8)	(76.3)	4.2%	173.6%
Other expenses	(1,158.7)	(1,002.5)	(1,043.2)	(866.1)	(925.1)	15.6%	25.2%
Operating income	1,566.1	748.7	903.8	1,027.6	456.0	109.2%	243.4%
Profit of Associated companies and Joint ventures	—	—	—	—	—	—	—
Profit before income tax	1,566.1	748.7	903.8	1,027.6	456.0	109.2%	243.4%
Income tax expense from continuing operations		—	—	—	—	—	—
Profit from continuing operations	1,566.1	748.7	903.8	1,027.6	456.0	109.2%	243.4%
Profit/(loss) from discontinued operations	—	—	—	—	—	—	—
Income tax expense	337.1	(159.1)	(220.8)	(155.9)	(155.6)	-311.9%	-316.7%
Net income	1,903.2	589.5	683.0	871.6	300.5	222.8%	533.4%
Attributable to owners of the parent company	1,901.5	589.1	706.8	867.4	270.7	222.8%	602.4%
Attributable to non-controlling interests	1.7	0.4	(23.8)	4.2	29.7	330.6%	-94.3%
Other comprehensive income, net of tax	7.7	26.3	228.7	7.1	204.8	—	—
Comprehensive income	1,911.0	615.8	911.7	878.8	505.3	210.3%	278.2%
Attributable to owners of the parent company	1,909.3	615.4	935.3	874.5	475.3	210.2%	301.7%
Attributable to non-controlling interests	1.7	0.4	(23.6)	4.2	29.9	—	—
ROAE	42.2%	13.6%	17.1%	22.2%	7.2%
ROAA	4.7%	1.5%	2.0%	2.7%	1.0%

About Grupo Supervielle S.A.  (NYSE: SUPV; BYMA: SUPV)

Grupo Supervielle S.A. (“Supervielle”) is a universal financial services group located in Argentina that owns the eleventh largest bank in terms of loans. Headquartered in Buenos Aires, Supervielle offers retail and corporate banking, treasury, consumer finance, insurance, asset management and other products and services nationwide to a broad customer base including: individuals, small and medium-sized enterprises and medium to large-sized companies. With origins dating back to 1887, Supervielle operates through a multi-brand and multi-channel platform with a strategic national footprint. As of June 30, 2019, Supervielle had total assets of AR$166.1 billion under Argentine Banking GAAP. As of the date of this report Supervielle had 325 access points and 1.8 million active customers. As of June 30, 2019, Grupo Supervielle had 456,722,322 shares outstanding and a free float of 64.6%. For information about Grupo Supervielle, visit www.gruposupervielle.com.

Investor Relations Contacts:

Ana Bartesaghi

Treasurer and Investor Relations Officer

5411-4324-8132

Ana.BARTESAGHI@supervielle.com.ar

Gustavo Tewel

5411-4324-8158

Gustavo.TEWEL@supervielle.com.ar

Nahila Schianmarella

5411-4324-8135

Nahila.SCHIANMARELLA@supervielle.com.ar

Valeria Kohan

5411-4340-3013

Valeria.KOHAN@supervielle.com.ar

Safe Harbor Statement

This press release contains certain forward-looking statements that reflect the current views and/or expectations of Grupo Supervielle and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “seek,” “future,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) changes in general economic, financial, business, political, legal, social or other conditions in Argentina or elsewhere in Latin America or changes in either developed or emerging markets, (ii) changes in regional, national and international business and economic conditions, including inflation, (iii) changes in interest rates and the cost of deposits, which may, among other things, affect margins, (iv) unanticipated increases in financing or other costs or the inability to obtain additional debt or equity financing on attractive terms, which may limit our ability to fund existing operations and to finance new activities, (v) changes in government regulation, including tax and banking regulations, (vi) changes in the policies of Argentine authorities, (vii) adverse legal or regulatory disputes or proceedings, (viii) competition in banking and financial services, (ix) changes in the financial condition, creditworthiness or solvency of the customers, debtors or counterparties of Grupo Supervielle, (x) increase in the allowances for loan losses, (xi) technological changes or an inability to implement new technologies, (xii) changes in consumer spending and saving habits, (xiii) the ability to implement our business strategy and (xiv) fluctuations in the exchange rate of the Peso. The matters discussed herein may also be affected by risks and uncertainties described from time to time in Grupo Supervielle’s filings with the U.S. Securities and Exchange Commission (SEC) and Comision Nacional de Valores (CNV).  Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document.  Grupo Supervielle is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: August 21, 2019	By:	/s/ Alejandra Naughton
		Name:	Alejandra Naughton
		Title:	Chief Financial Officer